Exhibit (a)(1)(A)

Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
ARGON ST, INC.
at
$34.50 NET PER SHARE
by
VORTEX MERGER SUB, INC.,
a wholly owned subsidiary of
THE BOEING COMPANY

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON AUGUST 4, 2010, UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”) OR EARLIER TERMINATED.

Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon”), at a purchase price of $34.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute this “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with this Offer to Purchase, constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 30, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and Argon. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to certain conditions specified in this Offer to Purchase, the Purchaser will be merged with and into Argon (the “Merger”), with Argon continuing as the surviving corporation and wholly owned by Parent. In the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares held (i) in the treasury of Argon or any of its subsidiaries, or by Parent or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be canceled and converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law Condition (as described below) and (iii) the Governmental Entity Condition (as described below) being satisfied. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis. The Competition Law Condition requires the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable federal, state or foreign statute, rule, regulation, order, decree, administrative or judicial doctrine or other law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment. The Governmental Entity Condition requires that no governmental entity shall have enacted, enforced, amended or issued any law or judgment which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting or materially delaying the consummation of the Offer or the Merger, and that no claim, suit, action or proceeding shall exist or be instituted by any governmental entity seeking any such consequence. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” There is no financing condition to the Offer.

The Argon board of directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Argon and the stockholders of Argon (other than Parent and its subsidiaries) that Argon enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Argon tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Argon and Argon’s stockholders (other than Parent and its subsidiaries) and (iv) recommended that Argon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A summary of the principal terms of the Offer appears on pages S-ii through S-viii. You should read this entire document and the related Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

July 8, 2010

IMPORTANT

If you wish to tender all or a portion of your Shares to the Purchaser in the Offer, you should (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with certificates representing the Shares tendered, (ii) follow the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing those Shares and all other required documents to the Depositary on or prior to the Expiration Date or cannot comply with the procedures for book-entry transfer on a timely basis, you may be able to tender the Shares pursuant to the guaranteed delivery procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined herein) at its address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained free of charge from the Information Agent. Copies of this Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and any other material related to the Offer may also be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read both documents carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free (888) 750-5834
Banks and Brokers may call collect (212) 750-5833

S-i

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning Argon contained herein and elsewhere in this Offer to Purchase has been provided to Parent and the Purchaser by Argon or has been taken from or is based upon publicly available documents or records of Argon on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and the Purchaser have not independently verified the accuracy and completeness of such information. Parent and the Purchaser have no knowledge that would indicate that any statement contained herein relating to Argon provided to Parent and the Purchaser or taken from or based upon such documents and records filed with the SEC is untrue or incomplete in any material respect.

Securities Sought	All issued and outstanding shares of common stock, par value $0.01 per share, of Argon ST, Inc.
Price Offered Per Share	$34.50 in cash, without interest thereon and less any applicable withholding taxes
Scheduled Expiration of Offer	12:00 Midnight, New York City time, at the end of the day on August 4, 2010. See Section 1 — “Terms of the Offer.”
Purchaser	Vortex Merger Sub, Inc., a wholly owned subsidiary of The Boeing Company

Who is offering to buy my securities?

Vortex Merger Sub, Inc., a Delaware corporation, formed for the purpose of making this Offer and a wholly owned subsidiary of The Boeing Company, a Delaware corporation. See the “Introduction” to this Offer to Purchase and Section 8 — “Certain Information Concerning Parent and the Purchaser.”

Unless the context indicates otherwise, in this Offer to Purchase we use the terms “us,” “we” and “our” to refer to the Purchaser and, where appropriate, Parent. We use the term “Parent” to refer to The Boeing Company, the term the “Purchaser” to refer to Vortex Merger Sub, Inc. and the terms “Argon” and the “Company” to refer to Argon ST, Inc., a Delaware corporation.

What are the classes and amounts of securities sought in the Offer?

We are offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Argon on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. Unless the context otherwise requires, in this Offer to Purchase we use the term “Offer” to refer to this offer and the term “Shares” to refer to shares of Argon common stock that are the subject of the Offer.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $34.50 per Share, in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount as the “Offer Price.” If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, bank or other nominee, and your broker tenders your Shares on your behalf, your broker, bank or other nominee may charge you a fee for doing so. You should consult your broker, bank or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase.

S-ii

Is there an agreement governing the Offer?

Yes. Parent, the Purchaser and Argon have entered into an Agreement and Plan of Merger, dated as of June 30, 2010 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into Argon (the “Merger”), with Argon as the surviving corporation and wholly owned by Parent.

See Section 11 — “The Merger Agreement; Other Agreements” and Section 15 — “Certain Conditions of the Offer.”

Do you have the financial resources to make payment?

Yes. Parent has available, and will provide to the Purchaser, funds in an amount sufficient to allow the Purchaser to complete the Offer and the Merger. We estimate that we will need approximately $812 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger (which estimate includes payment in respect of outstanding in-the-money options, stock appreciation rights and unvested restricted shares and restricted stock units) and to pay estimated related transaction fees and expenses. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	we, through Parent, will have sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn and to purchase all Shares upon completion of the Merger;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire all remaining Shares for the same cash price in the Merger.

See Section 9 — “Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the day on August 4, 2010, to tender your Shares in the Offer, unless we extend the Offer (such date and time, as it may be extended, the “Expiration Date”). In addition, if we are required by the terms of the Merger Agreement or otherwise decide to provide a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that, subject to our rights to terminate the Merger Agreement in accordance with its terms:

•	If the Competition Law Condition or the Governmental Entity Condition (each as described below) to the Offer are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, and provided that it is reasonably expected that such condition or conditions shall be satisfied prior to December 31, 2010 (the “Termination Date”), then we must (to the extent requested in writing by the Company) extend the Offer on one or more occasions for successive periods of up to five business days each (or such longer period as the parties to the Merger Agreement may agree) until such time as all conditions to the Offer are satisfied; provided that we will not be required to extend the Offer beyond the Termination Date or for more than three business days in certain circumstances related to a pending alternative takeover proposal of the Company.

S-iii

•	If the Minimum Tender Condition (as described below) or any of the conditions to the Offer with respect to the Company’s representations, warranties and covenants are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, and all other conditions to the Offer have been satisfied, then we must (to the extent requested in writing by the Company) extend the Offer on one or more occasions for successive periods of up to five business days (or such longer period as the parties to the Merger Agreement may agree) each, for an aggregate time not to exceed 20 business days; provided that we will not be required to extend the Offer beyond the Termination Date or for more than three business days in certain circumstances related to a pending alternative takeover proposal of the Company.

•	If any of the conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, then we may, without the consent of the Company, extend the Offer for successive periods of up to five business days (or such longer period as the parties to the Merger Agreement may agree) until such time as all conditions to the Offer are satisfied.

•	We may extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer.

•	We may extend the Offer so that the number of Shares that will be purchased by the Purchaser in the Offer, when combined with the Shares to be issued to the Purchaser upon exercise of the Top-Up Option (as described below), would result in the Purchaser owning one more share than 90% of the Shares outstanding.

The Purchaser has also reserved the right to extend the Offer for a “subsequent offering period” in accordance with Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), following the time for acceptance of the tendered Shares. A subsequent offering period is different from an extension of the Offer. During a subsequent offering period, you would not be able to withdraw any of the Shares that you had already tendered; you also would not be able to withdraw any of the Shares that you tender during the subsequent offering period.

See Section 1 — “Terms of the Offer” of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, which is the depositary for the Offer (the “Depositary”), of any extension and will promptly make a public announcement thereof in accordance with Rule 14e-1(d) under the Exchange Act.

If we elect to provide or extend any subsequent offering period, a public announcement will be made promptly after the day on which the Offer was scheduled to expire in accordance with Rule 14d-11(d) under the Exchange Act.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	The absence of a mutual agreement between the Company and Parent to terminate the Offer or the Agreement, or any other termination of the Merger Agreement in accordance with its terms;

•	The satisfaction of the Minimum Tender Condition. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date, together with the number of Shares (if any) then owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis;

•	The satisfaction of the Competition Law Condition. The Competition Law Condition requires the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable federal, state or foreign statute, rule, regulation, order, decree, administrative or judicial doctrine or other law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment; and

S-iv

•	The satisfaction of the Governmental Entity Condition. The Governmental Entity Condition requires that no governmental entity shall have enacted, enforced, amended or issued any law or judgment which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting or materially delaying the consummation of the Offer or the Merger, and that no claim, suit, action or proceeding shall exist or be instituted by any governmental entity seeking any such consequences.

The Offer also is subject to a number of other conditions set forth in this Offer to Purchase. We expressly reserve the right to waive, in whole or in part, such conditions or to modify the terms of the Offer, but we cannot without Argon’s consent (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify or change any of the conditions to the Offer in a manner adverse in any material respect to the holders of Shares, (v) except as otherwise provided in the Merger Agreement (including as described above), extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holder of Shares.

See Section 15 — “Certain Conditions of the Offer.”

Have any Argon stockholders agreed to tender their Shares?

Yes. We have entered into tender and voting agreements (collectively, the “Tender Agreements”) with each of Terry L. Collins, Victor F. Sellier and Thomas E. Murdock and certain of their affiliates (together, the “Significant Stockholders”). Pursuant to the Tender Agreements, among other things, each Significant Stockholder has agreed to tender in the Offer, and not withdraw, all of the Shares owned by such Significant Stockholder, as well as any other Shares acquired by such Significant Stockholder after the date of the Tender Agreements. Each Significant Stockholder is required to tender such Shares within ten business days after commencement of the Offer (except that any Shares acquired after such date shall be tendered prior to the Expiration Date). As of June 30, 2010, the Significant Stockholders together owned approximately 34.3% of the Shares outstanding and approximately 31.2% of the Shares on a fully diluted basis. Each Significant Stockholder entered into the Tender Agreement solely in such Significant Stockholder’s capacity as the owner of such Significant Stockholder’s Shares (beneficially and in any other capacity) and nothing therein in any way restricts or limits the Significant Stockholder from taking (or omitting to take) any action solely in the Significant Stockholder’s capacity as a director or officer of Argon (including, without limitation, pursuant to the no shop provisions of the Merger Agreement) or otherwise fulfilling the Significant Stockholder’s fiduciary obligations as a director or officer of Argon, in each case subject to the limitations set forth in the Merger Agreement.

See Section 11 — “The Merger Agreement; Other Agreements — Tender and Voting Agreements.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you can tender your Shares in the Offer by (i) delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary or (ii) following the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares directly as the registered owner, but the certificates representing your Shares are not available or you cannot deliver such certificates on or prior to the Expiration Date, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3 of this Offer to Purchase for more details.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

S-v

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Date. Pursuant to Section 14(d)(5) of the Exchange Act, however, Shares may be withdrawn at any time after September 6, 2010, which is the 60th day after the date of the commencement of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided. See Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, bank or other nominee, you must instruct the broker, bank or other nominee to arrange for the withdrawal of your Shares, and such broker, bank or other nominee must effectively withdraw your Shares before your withdrawal rights expire. See Section 4 — “Withdrawal Rights.”

What does the Argon Board think of the Offer?

The Argon board of directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Argon and the stockholders of Argon (other than Parent and its subsidiaries) that Argon enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Argon tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Argon and Argon’s stockholders (other than Parent and its subsidiaries) and (iv) recommended that Argon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A more complete description of the reasons for the Argon board of directors’ approval of the Offer and the Merger is set forth in Argon’s Solicitation/Recommendation Statement on Schedule 14D-9.

If the Offer is completed, will Argon continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, Argon no longer will be publicly owned. Even if the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Argon’s common stock will no longer be eligible to be traded through the Nasdaq Global Select Market (“Nasdaq”) or any other securities exchange, there may not be an active public trading market for Argon common stock and Argon may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

See Section 13 — “Certain Effects of the Offer.”

Will the tender offer be followed by a Merger if all of the Shares are not tendered in the Offer?

Yes. If we accept for payment and pay for such number of Shares that constitute at least a majority of the Shares on a fully diluted basis, we expect to effect our Merger with and into the Company. If that Merger occurs, all of the then outstanding Shares, other than those subject to appraisal rights, shall be canceled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest thereon and less any applicable withholding taxes.

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares and the Merger occurs, you will subsequently receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer, without interest thereon and less any applicable withholding taxes. Therefore, if the Merger occurs, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we accept for payment the tendered Shares, but the Merger does not occur, you will remain

S-vi

a stockholder of the Company. However, if the Offer is consummated but the Merger is not consummated, the number of Argon’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, Argon may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

If we acquire 90% or more of the Shares in the Offer, we intend to effect the Merger without any further action by the other stockholders of Argon. If we acquire less than 90% of the Shares in the Offer, provided the Minimum Tender Condition is satisfied, we intend to exercise our Top-Up Option (as described below), and thereafter intend to effect the Merger without any further action by the other stockholders of Argon.

See the “Introduction” to this Offer to Purchase and Section 13 — “Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On June 29, 2010, the trading day immediately prior to the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $24.43. On July 7, 2010, the last full trading day prior to the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $34.37. We encourage you to obtain a recent quotation for Shares before deciding whether to tender your Shares in the Offer.

See Section 6 — “Price Range of the Shares; Dividends.”

What is the “Top-Up Option” and when will it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares after our acceptance of Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Argon a number of newly issued Shares sufficient to cause us to own one share more than 90% of the Shares outstanding immediately after the exercise of such option on a fully diluted basis, at a price per Share equal to the Offer Price. We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. We refer to this option as the “Top-Up Option.”

See Section 11— “The Merger Agreement; Other Agreements — Merger Agreement — Top-Up Option” and Section 12 — “Purpose of the Offer; Plans for Argon — Short-Form Merger.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if we accept Shares in the Offer, stockholders will be entitled to appraisal rights in connection with the Merger if they do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law. Stockholders must properly perfect their right to seek appraisal under Delaware law in connection with the Merger in order to exercise appraisal rights. For the avoidance of doubt, Parent, the Purchaser and Argon have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding should be determined without regard to the Top-Up Option, any Shares issued pursuant to the Top-Up Option or any promissory note delivered by the Purchaser to Argon in payment for Shares issued pursuant to the Top-Up Option.

See Section 17 — “Appraisal Rights.”

What will happen to my stock options or stock appreciation rights in the Offer?

The Offer is made only for Shares and is not made for (i) any stock options to purchase Shares, including options that were granted under any Argon equity incentive plan (“Options”), or (ii) any cash-settled stock appreciation rights linked to the value of the Shares (“SARs”). Pursuant to the Merger Agreement, each Option and SAR that is outstanding and unexercised immediately prior to the acceptance of Shares in the Offer (whether vested or unvested) will be canceled without any action on the part of the holder of any Option or SAR in consideration for the right to receive, as soon as practicable (and in any event within two business days) following the acceptance of Shares in the Offer, an amount in

S-vii

cash equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such Option or linked to such SAR, less any applicable withholding of taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Options and Stock Appreciation Rights.”

What will happen to my restricted shares or restricted stock units in the Offer?

The Offer is made only for unrestricted Shares and is not made for any restricted shares or restricted stock units. Upon the acceptance of Shares in the Offer, each outstanding restricted share and restricted stock unit granted pursuant to Argon’s equity incentive plans will be canceled without any action on the part of the holder of such restricted share or restricted stock unit in consideration for the right to receive, as soon as practicable (and in any event within two business days) following the acceptance of Shares in the Offer, a per share cash payment equal to the Offer Price, less any applicable withholding of taxes.

See Section 11 — “The Merger Agreement; Other Agreements — Merger Agreement — Treatment of Restricted Shares and Restricted Stock Units.”

What are the material United States federal income tax consequences of tendering Shares?

The receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. In general, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will generally be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 — “Certain United States Federal Income Tax Consequences” for a more detailed discussion of the material U.S. federal tax consequences of tendering Shares in the Offer.

We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or foreign income and other tax laws.

Who should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated at (888) 750-5834 (Toll Free). Banks and brokers may call collect (212) 750-5833. Innisfree M&A Incorporated is acting as the information agent (the “Information Agent”) for the Offer. See the back cover of this Offer to Purchase for additional contact information.

S-viii

To the Holders of
Shares of Common Stock of Argon ST, Inc.:

INTRODUCTION

Vortex Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of The Boeing Company, a Delaware corporation (“Parent”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Argon ST, Inc., a Delaware corporation (“Argon” or the “Company”), at a price of $34.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated July 8, 2010 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”) (which, together with this Offer to Purchase, constitute the “Offer”).

We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of June 30, 2010 (as it may be amended from time to time, the “Merger Agreement”), among Parent, the Purchaser and Argon. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions specified in this Offer to Purchase, the Purchaser will be merged with and into Argon (the “Merger”) with Argon continuing as the surviving corporation and wholly owned by Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of Argon or any of its subsidiaries or by Parent or the Purchaser, which Shares shall be canceled and shall cease to exist, or (ii) by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17 — “Appraisal Rights”) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon and less any applicable withholding taxes. The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Other Agreements,” which also contains a discussion of the treatment in the Merger of Argon stock options, stock appreciation rights, restricted shares and restricted stock units.

Tendering stockholders who are record owners of their Shares and who tender directly to American Stock Transfer & Trust Company (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, bank or other nominee should consult such institution as to whether it charges service fees or commissions to tender.

The Argon board of directors, among other things, has unanimously (i) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) declared that it is in the best interests of Argon and the stockholders of Argon (other than Parent and its subsidiaries) that Argon enter into the Merger Agreement and consummate the Merger and the other transactions contemplated by the Merger Agreement and that the stockholders of Argon tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement, (iii) declared that the terms of the Offer and the Merger are fair to Argon and Argon’s stockholders (other than Parent and its subsidiaries) and (iv) recommended that Argon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement.

A description of the reasons for the positions taken by the Argon board of directors with respect to the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and each of (i) the Minimum Tender Condition (as described below), (ii) the Competition Law Condition (as described below) and (iii) the Governmental Entity Condition (as described below) being satisfied. The Minimum Tender Condition requires that the number of Shares that have been validly tendered and not validly withdrawn prior to the then scheduled Expiration Date (as it may be extended from time to time pursuant to the Merger Agreement) which, together with the number of Shares (if any) then owned by Parent and its subsidiaries, represents at least a majority of the total number of outstanding Shares on a fully diluted basis. The Competition Law Condition requires the expiration or termination of any waiting period (and any extensions thereof) applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other applicable federal, state or foreign statute, rule, regulation, order, decree, administrative or judicial doctrine or other law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment. The Governmental Entity Condition requires that no governmental entity shall have enacted, enforced, amended or issued any law or judgment which is then in effect and has the effect of making the Offer or the Merger illegal or otherwise prohibiting or materially delaying the consummation of the Offer or the Merger, and that no claim, suit, action or proceeding shall exist or be instituted by any governmental entity seeking any such consequence. The Offer also is subject to other conditions as described in this Offer to Purchase. See Section 15 — “Certain Conditions of the Offer.” There is no financing condition to the Offer.

Argon has advised Parent that Stone Key Partners LLC (“Stone Key”), Argon’s financial advisor, rendered its opinion to Argon’s board of directors to the effect that, as of June 29, 2010 and based upon and subject to the factors and assumptions set forth therein, the consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. The full text of the written opinion of Stone Key, dated as of June 29, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, will be attached as an annex to the Schedule 14D-9 to be filed with the Securities and Exchange Commission (“SEC”) and mailed to Argon’s stockholders together with this Offer to Purchase. Stone Key provided its opinion for the information and assistance of Argon’s board of directors in connection with its consideration of the Offer and the Merger. The opinion of Stone Key does not constitute a recommendation as to whether or not you should tender Shares in connection with the Offer or how you should vote with respect to the adoption of the Merger Agreement or any other matter.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of Argon, if required by Delaware law. Under Delaware law, the affirmative vote of a majority of the outstanding Shares is the only vote of any class or series of Argon’s capital stock that would be necessary to adopt the Merger Agreement at any required meeting of Argon’s stockholders. As a result, if the Minimum Tender Condition is met and we accept and purchase Shares in the Offer, we may have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of Argon. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock may merge such subsidiary into itself, or itself into such subsidiary, without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer or the expiration of any subsequent offering period, the Purchaser owns at least 90% of the outstanding Shares (including Shares issued pursuant to the Top-Up Option, as defined below), Parent may take all necessary and appropriate action to cause the Merger to become effective, without a meeting of the holders of Shares, in accordance with Section 253 of the Delaware General Corporation Law (as amended, the “DGCL”).

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in their entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and promptly pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as permitted under Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, at the end of the day on August 4, 2010, unless we, in accordance with the Merger Agreement, extend the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended, expires.

The Offer is conditioned upon, among other things, the Merger Agreement not being terminated in accordance with its terms and the Minimum Tender Condition, the Competition Law Condition, the Governmental Entity Condition and the other conditions described in Section 15 — “Certain Conditions of the Offer” being satisfied.

If the Competition Law Condition or the Governmental Entity Condition to the Offer are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, and provided that it is reasonably expected that such condition or conditions shall be satisfied prior to December 31, 2010 (the “Termination Date”), then we must (to the extent requested in writing by the Company) extend the Offer on one or more occasions for successive periods of up to five business days each (or such longer period as the parties to the Merger Agreement may agree) until such time as all conditions to the Offer are satisfied; provided that we will not be required to extend the Offer beyond the Termination Date or for more than three business days in certain circumstances related to a pending alternative takeover proposal of the Company. If the Minimum Tender Condition or any of the conditions to the Offer with respect to the Company’s representations, warranties and covenants are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, and all other conditions to the Offer have been satisfied, then we must (to the extent requested in writing by the Company) extend the Offer on one or more occasions for successive periods of up to five business days (or such longer period as the parties to the Merger Agreement may agree) each, for an aggregate time not to exceed 20 business days; provided that we will not be required to extend the Offer beyond the Termination Date or for more than three business days in certain circumstances related to a pending alternative takeover proposal of the Company.

In addition, we may extend the Offer (i) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, (ii) so that the number of Shares that will be purchased by the Purchaser in the Offer, when combined with the Shares to be issued to the Purchaser upon exercise of the Top-Up Option (as defined below), would result in the Purchaser owning one more share than 90% of the Shares outstanding and (iii) for successive periods of up to five business days (or such longer period as the parties to the Merger Agreement may agree) until such time as all conditions to the Offer are satisfied, if any of the conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer are not satisfied or (to the extent waivable) waived by Parent or the Purchaser.

Subject to the applicable rules and regulations of the SEC, we expressly reserve the right to waive, in whole or in part, any or all conditions to the Offer or to modify the terms of the Offer, but we cannot, without Argon’s consent (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify or change any condition to the Offer in a manner adverse in any material respect to any holder of Shares, (v) except as otherwise provided in the Merger Agreement (including as described above), extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holder of Shares. Any extension, delay, termination or amendment of the Offer will be followed promptly by a public announcement thereof in accordance with Rule 14e-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If we extend the Offer, are delayed in our acceptance for payment of or payment (whether before or after our acceptance for payment for Shares) for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. During any such extension, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. Subject to applicable law, and without limiting the manner in which we may choose to make any public announcement, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to a national news service.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration. As of the date of this Offer to Purchase, the Purchaser has no intention to increase the Offer Price.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15 — “Certain Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer.

After the expiration of the Offer and acceptance of the Shares tendered in, and not validly withdrawn from, the Offer, we may decide pursuant to the Merger Agreement to provide for one or more “subsequent offering periods” in accordance with Rule 14d-11 under the Exchange Act. A subsequent offering period is different from an extension of the Offer. A subsequent offering period, if included, will be an additional period of not less than three business days and up to 20 business days beginning on the next business day following the then scheduled Expiration Date. Shares tendered during a subsequent offering period may not be withdrawn. If we elect to provide for a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. We will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Other than as may be required by the terms of the Merger Agreement, we do not currently intend to provide a subsequent offering period for the Offer, although we reserve the right to do so. If we elect to provide or extend any subsequent offering period, a public announcement will be made promptly after the day on which the Offer was scheduled to expire in accordance with Rule 14d-11(d) under the Exchange Act.

Under the Merger Agreement, if we do not acquire at least 90% of the outstanding Shares in the Offer after our acceptance of Shares pursuant to the Offer, we have the option, subject to certain limitations, to purchase from Argon a number of newly issued Shares sufficient to cause us to own one share more than 90% of the Shares outstanding immediately after the exercise of such option on a fully diluted basis, at a price per Share equal to the Offer Price. We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earlier to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. We refer to this option as the “Top-Up Option.”

Argon has provided us with Argon’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on Argon’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15 — “Certain Conditions of the Offer,” we will accept for payment and promptly pay for Shares validly tendered and not validly withdrawn pursuant to the Offer on or prior to the Expiration Date. If we commence a subsequent offering period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such subsequent offering period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act and any other applicable federal, state or foreign statute, rule, regulation, order, decree, administrative or judicial doctrine or other law that is designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition or foreign investment. See Section 16 — “Certain Legal Matters; Regulatory Approvals.”

In all cases, including for Shares tendered during any subsequent offering period, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as paying agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), promptly following the termination or withdrawal of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.  In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date. Alternatively, a stockholder may be able to validly tender such stockholder’s Shares by completing and returning the Notice of Guaranteed Delivery using the procedures set forth below.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery.  If you want to tender Shares in the Offer and the Share Certificates are not immediately available or time will not permit all required documents to reach the Depositary on or before the Expiration Date or the procedures for book-entry transfer cannot be completed on or before the Expiration Date, your Shares may nevertheless be tendered if you comply with all of the following guaranteed delivery procedures:

•	your tender is made by or through an Eligible Institution (as defined below);

•	the Depositary receives, as described below, a properly completed and signed Notice of Guaranteed Delivery on or before the Expiration Date, substantially in the form made available by the Purchaser; and

•	the Depositary receives the Share Certificates (or a Book-Entry Confirmation) representing all tendered Shares, in proper form for transfer together with a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and any other documents required by the Letter of Transmittal within three Nasdaq trading days after the date of execution of the Notice of Guaranteed Delivery.

Delivery of the Notice of Guaranteed Delivery may be made by mail or facsimile transmission to the Depositary. The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution (as defined below) in the form set forth in the Notice of Guaranteed Delivery.

Signature Guarantees.  No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s system whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing in the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name of a person other than the registered holder, then the Share Certificate must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name of the registered holder appears on the Share Certificate, with the signature on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of

Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

For Shares to be validly tendered during a subsequent offering period, if any, you must comply with the foregoing procedures, except that required documents and Share Certificates must be received during the subsequent offering period.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of the Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment.  By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Argon’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding.  Payments made to stockholders of Argon in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, stockholders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Certain stockholders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service (“IRS”). Foreign stockholders should submit an appropriate and properly completed IRS Form W-8, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 6, 2010, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal to be effective, a written or facsimile notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at DTC to be credited with the withdrawn Shares.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

No withdrawal rights will apply to Shares tendered during a subsequent offering period and no withdrawal rights will apply during a subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. See Section 1 — “Terms of the Offer.”

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding. None of the Purchaser, Parent, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Certain United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders of Argon whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of Argon. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to stockholders of Argon in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the IRS, and no opinion of counsel has been or will be rendered as to the tax consequences of the Offer and the Merger. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of stockholders (including, without limitation, insurance companies, tax-exempt organizations, financial institutions, regulated investment companies, partnerships, S-corporations, and other pass-through entities and broker-dealers) which may be subject to special rules under the Code. This discussion does not discuss the United States federal income tax consequences to any stockholder of Argon who, for United States federal income tax purposes, is a nonresident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, or a U.S. holder having a functional currency other than the U.S. dollar, nor does it consider the effect of any federal estate or gift tax laws or foreign, state or local tax laws. This discussion also does not address tax considerations that may be relevant to stockholders of Argon in light of their particular circumstances, such as holding Shares as part of a straddle, hedge, conversion, or constructive sale transaction, an integrated investment or other risk-reduction transaction. This discussion does not address the United States federal income tax consequences to a stockholder who receives merger consideration as the result of the vesting and/or the deemed exercise of stock options or warrants or as the result of the vesting of restricted stock. If a partnership holds the Shares, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors regarding the tax consequences of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between the amount of cash received for the Shares and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the stockholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Long-term capital gains recognized by a non-corporate stockholder upon a disposition of a Share generally will be eligible for reduced United States federal income tax rates. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a stockholder’s capital losses.

In general, Argon stockholders who exercise appraisal rights will also recognize gain or loss. Any holder considering exercising statutory appraisal rights should consult his, her or its own tax advisor.

A stockholder whose Shares are purchased in the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of the Shares; Dividends.

The Shares currently trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “STST.” Argon has advised Parent and the Purchaser that, as of the close of business on July 6, 2010, there were (i) 22,076,636 Shares outstanding (including 75,321 unvested restricted shares), (ii) 3,359,932 Shares authorized and reserved for issuance under equity incentive plans (including options to purchase 1,635,720 Shares and restricted stock units with respect to 406,233 Shares) and (iii) 139,375 outstanding cash-settled stock appreciation rights linked to the value of Shares.

The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period indicated, as reported by Nasdaq based on published financial sources.

	High	Low

Year Ended September 30, 2008
First Quarter	$22.11	$17.50
Second Quarter	18.75	15.26
Third Quarter	25.94	16.38
Fourth Quarter	27.78	18.56
Year Ended September 30, 2009
First Quarter	$23.81	$15.00
Second Quarter	22.04	15.46
Third Quarter	23.25	17.41
Fourth Quarter	21.86	18.23
Year Ended September 30, 2010
First Quarter	$22.20	$17.00
Second Quarter	27.25	21.01
Third Quarter	34.37	22.84
Fourth Quarter (through July 7, 2010)	34.41	34.26

On June 29, 2010, the trading day immediately prior to the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $24.43. On July 7, 2010, the last full trading day prior to the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $34.37. Argon has not declared or paid a dividend in the past two years. According to Argon’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009, Argon currently intends to retain earnings to reinvest for future operations and growth of its business and does not anticipate paying any cash dividends on its common stock. In addition, the Merger Agreement provides that, except with the prior written consent of Parent, as may be required by applicable law, as specifically contemplated by the terms of the Merger Agreement or as disclosed in writing by Argon to Parent and the Purchaser prior to execution of the Merger Agreement, from the date of the Merger Agreement until the Effective Time, Argon will not, and will not permit its subsidiaries to, pay dividends. Stockholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Argon.

Except as specifically set forth herein, the information concerning Argon contained in this Offer to Purchase has been taken from or is based upon information furnished by Argon or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Argon’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue. However, we do not assume any responsibility for the accuracy or completeness of the information concerning Argon, whether furnished by Argon or contained in such documents and records, or for any failure by Argon to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

General.  Argon is a Delaware corporation with its principal offices located at 12701 Fair Lakes Circle, Suite 800, Fairfax, Virginia 22033. Argon’s telephone number is (703) 322-0881. The following description of Argon and its business has been taken from Argon’s Annual Report on Form 10-K for the fiscal year ended September 30, 2009 and is qualified in its entirety by reference to such Form 10-K. Argon is a leading systems engineering, development and services company providing full-service C5ISR (command, control, communications, computers, combat systems, intelligence, surveillance and reconnaissance) systems and services, which address several markets, including, but not limited to, maritime defense, airborne reconnaissance, ground systems, tactical communications and network systems and security. Argon serves a wide range of defense and intelligence customers as well as commercial enterprises. Argon designs, develops and deploys sensors and countermeasures, information operation and electronic attack systems, communication systems and networks, navigation systems, geolocation systems, and net centric systems that integrate potentially all of these capabilities.

Available Information.  The Shares are registered under the Exchange Act. Accordingly, Argon is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Argon’s directors and officers, their remuneration, stock options granted to them, the principal holders of Argon’s securities, any material interests of such persons in transactions with Argon and other matters is required to be disclosed in proxy statements, the most recent one having been filed with the SEC on January 14, 2010. Such information also will be available in Argon’s Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement annexed thereto. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549-0213. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including Argon, that file electronically with the SEC.

8.	Certain Information Concerning Parent and the Purchaser.

Parent is a Delaware corporation with its principal executive offices located at 100 North Riverside Plaza, Chicago, Illinois 60606. Parent’s telephone number is (312) 544-2000. Parent is one of the world’s major aerospace firms.

The Purchaser’s principal executive offices are located at 100 North Riverside Plaza, Chicago, Illinois 60606. The Purchaser’s telephone number is (312) 544-2000. The Purchaser is a newly formed Delaware corporation and a wholly owned subsidiary of Parent. The Purchaser was formed for the purpose of making the Offer and has not conducted, and does not expect to conduct, any business other than in connection with the Offer and the Merger.

The name, business address, business phone number, citizenship, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years for each director and executive officer of Parent and the Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as described in this Offer to Purchase, as of the date of this Offer to Purchase: (a) none of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Argon, (b) none of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons or entities referred to in clause (a) above or any of their executive officers, directors or subsidiaries has effected any transaction in the Shares or any other equity securities of Argon during the past 60 days, (c) none of Parent, the Purchaser or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Argon (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, consents or authorizations), (d) there have been no transactions that would require reporting under the rules and regulations of the SEC applicable to the Offer between Parent, the Purchaser or any of their respective subsidiaries or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Argon or any of its executive officers, directors or affiliates, on the other hand, and (e) there have been no contacts, negotiations or transactions between Parent, the Purchaser or any of their respective subsidiaries or, to the knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Argon or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years.

None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or the Purchaser, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, to the knowledge of Parent or the Purchaser, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

9.	Source and Amount of Funds.

We estimate that we will need approximately $812 million to purchase all of the Shares pursuant to the Offer, to consummate the Merger and to pay estimated related transaction fees and expenses. The Purchaser’s obligation to accept for payment Shares tendered in the Offer is not conditioned upon obtaining financing. The Purchaser intends to obtain such funds by means of a capital contribution from Parent. Parent will ensure that the Purchaser has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Parent will have available at the Expiration Date the necessary funds from its cash on hand to complete the Offer and the Merger, and will cause the Purchaser to have sufficient funds available to complete the Offer and the Merger.

The Purchaser believes the financial condition of the Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Purchaser, through its parent company, Parent, will have sufficient funds and financial resources available to purchase all Shares validly tendered in the Offer or acquired in the Merger, (iii) the Offer is not subject to any financing condition and (iv) if the Purchaser consummates the Offer, the Purchaser will acquire any remaining Shares for the same cash price in the Merger.

10.	Background of the Offer; Past Contacts or Negotiations with Argon.

On April 14, 2009, Dr. Terry L. Collins, Chairman and Chief Executive Officer of the Company, telephoned James F. Albaugh, President of Parent’s Integrated Defense Systems operating unit (now known as Defense, Space & Security), to inquire about Parent’s interest in a possible business combination. Several telephonic conversations occurred between Dr. Collins and various members of Parent management during the second half of April 2009 in which the parties discussed a possible going-forward process and Parent’s level of interest in pursuing a transaction. The Company executed a non-disclosure agreement with Parent on April 30, 2009, pursuant to which the Company furnished Parent with certain limited confidential information concerning the Company for the purpose of evaluating a possible transaction.

On June 2, 2009, Dr. Collins spoke with Roger A. Krone, President of Boeing Network & Space Systems (a business within Parent’s Defense, Space & Security operating unit), about the evaluation process. In meetings on June 5 and June 10, 2009, several members of Parent’s management met with representatives of the Company in Virginia to analyze the possible synergies that could be derived from a business combination between Parent and the Company.

On July 27, 2009, Mr. Krone met with Victor F. Sellier, one of the Company’s principal stockholders and a member of the Company’s board of directors. At the meeting, Mr. Krone discussed the possibility of a potential stock-for-stock business combination between the Company and Parent.

On September 10, 2009, Parent management met with representatives of the Company and conveyed an oral indication of interest to acquire the Company at a proposed price of between $28.00 and $30.00 per Share. Parent offered to structure some of the consideration in the form of stock. This expression of interest was a preliminary indication and was subject to due diligence, the negotiation and execution of mutually acceptable definitive agreements and approval by each entity’s board of directors. In the course of its discussions with Parent, the Company communicated that it would only consider an offer at a price of at least $30.00 in cash per Share. Parent requested that the Company negotiate with it on an exclusive basis, but the Company did not agree to do so.

In early October 2009, Dr. Collins and Mr. Krone had multiple telephone conversations in which they continued to discuss Parent’s interest in a transaction with the Company. On October 7, 2009, Joseph T. Lower, Parent’s Vice President of Corporate and Strategic Development, spoke by telephone with Mr. Sellier. In that conversation, Mr. Lower inquired as to whether an offer of $31.00 to $32.00 per Share would be sufficient to allow the Company to negotiate with Parent on an exclusive basis. Between October 9 and October 19, 2009, numerous follow-up calls occurred among Mr. Krone and Mr. Lower, on behalf of Parent, and Dr. Collins and Mr. Sellier, on behalf of the Company, in which they discussed each party’s transaction sentiment, including Parent’s willingness to speak directly to the Company’s board of directors regarding its interest in an acquisition.

On November 6, 2009, Mr. Lower contacted Mr. Sellier to discuss whether there were a willingness, in the context of prior discussions, to move forward in negotiating a transaction exclusively with Parent, to be followed by a post-signing market check. On November 12, 2009, representatives of Stone Key Partners LLC and the Stone Key securities division of Hudson Partners Securities LLC (together, “Stone Key”), the Company’s financial advisor, telephoned Mr. Lower on behalf of the Company but declined to indicate whether the Company would negotiate exclusively with Parent.

On January 12, 2010, the Company issued a press release stating that the Company was considering strategic alternatives, including acquisitions, mergers, a sale of the Company or other transactions and that the Company had retained Stone Key, but that no assurance could be given that any transaction would be completed

On January 14, 2010, Dennis A. Muilenburg, President of Parent’s Defense, Space & Security operating unit (then known as Integrated Defense Systems), telephoned Dr. Collins to reemphasize the advantages of the exclusivity proposal conveyed to the Company in November 2009. Dr. Collins indicated that the Company’s board of directors had determined to proceed with a broader process.

On January 26, 2010, Mr. Muilenburg sent a letter to the Company indicating Parent’s interest in participating in the announced process. Stone Key, on behalf of the Company, thanked Parent for its interest in participating in a sale process and advised Parent that it would receive more details at the same time as other interested parties.

On March 5, 2010, Parent executed a confidentiality agreement with the Company, which replaced the non-disclosure agreement dated April 30, 2009. Parent was then furnished with a confidential information memorandum on March 12, 2010 that provided detail about the Company and its product portfolio, research and development programs, sales forecasts and operations.

Members of the Company’s management, with assistance from Stone Key, met informally with Parent on April 7, 2010 and conducted management presentations with Parent on April 8, 2010. The due diligence process included in-person management interviews, responses to various due diligence questions about the Company’s assets and operations, telephonic due diligence discussions between the Company’s and Parent’s management and financial, legal and accounting advisors, in-person due diligence review sessions and on-site due diligence visits to the Company’s facilities. Parent was given an extensive, in-person presentation by Company representatives, and was provided access on April 15, 2010 to the Company’s on-line data room containing financial, operational, regulatory, intellectual property, human resource, legal and other information concerning the Company. From April 2010 through June 2010, the Company and Stone Key continued to respond to various due diligence questions raised by Parent.

On May 10, 2010, Stone Key sent a bid process letter to Parent. The letter included a form of merger agreement. The merger agreement contemplated an all-cash tender offer followed by a merger. Parent was encouraged to submit any proposed revisions to the form of merger agreement by May 24, 2010 and was advised that final bids would be due in early June.

On May 22, 2010, Parent submitted a revised draft merger agreement detailing its comments to the Company’s proposed form of merger agreement. The revised draft contemplated the same tender offer structure proposed by the Company.

On May 27, 2010, Stone Key, on behalf of the Company, requested that Parent submit its offer by June 11, 2010.

In its revised draft merger agreement, Parent indicated that it would require a tender and voting agreement from each of Dr. Collins and Messrs. Sellier and Murdock. On June 5, 2010, a proposed form of tender and voting agreement was circulated to Parent by DLA Piper LLP (US) (“DLA Piper”), the Company’s outside counsel, together with draft disclosure schedules to the Company’s draft of the merger agreement.

On June 7, 2010, representatives of DLA Piper, Stone Key and the Company had additional discussions with Parent regarding the material issues raised by Parent’s comments to the draft merger agreements. Parent continued its due diligence efforts in preparation for a possible transaction.

On June 7, 2010, Parent management presented to Parent’s board of directors the terms and conditions on which it recommended that Parent proceed with a definitive offer to acquire the Company.

On June 11, 2010, Parent submitted a written offer to Stone Key to acquire 100% of the Company’s common stock through a cash tender offer at $30.00 per Share. Parent submitted a revised draft merger agreement updating its comments to the Company’s proposed form of merger agreement, form of tender and voting agreement and draft disclosure schedules, a list of open diligence items and a request that certain key executives execute a form of retention agreement at or prior to the execution of the merger agreement.

Between June 15, 2010 and June 17, 2010, multiple discussions occurred between DLA Piper, Stone Key and Parent and its financial and legal advisors with respect to the draft transaction documents submitted by Parent. On June 17, 2010, DLA Piper circulated a revised merger agreement to Parent, which reflected the outcome of discussions with Parent’s legal advisors and the Company’s position on various material issues.

On June 21, 2010, at a regularly scheduled meeting of Parent’s board of directors, management presented additional information to Parent’s board of directors regarding the proposed offer.

On June 21, 2010, Kirkland & Ellis LLP (“Kirkland”), counsel for Parent, sent a revised merger agreement to DLA Piper. DLA Piper had continuing discussions with Kirkland to resolve remaining open issues.

On June 23, 2010, the Company provided Parent with an update on the Company’s financial performance for its current quarter and its projections for the full year. The Company informed Parent that it expected lower revenue and operating income for the fiscal year ending September 30, 2010. As a result of the new information, Parent requested a call with the Company, and on June 24, 2010, the Company’s chief executive officer and chief financial officer discussed with Parent the circumstances of the Company’s reduced earnings projections.

On June 24, 2010, DLA Piper distributed a revised draft of the disclosure schedules corresponding to the merger agreement that had been negotiated with Parent.

On June 25, 2010, as requested by Stone Key, on behalf of the Company, Parent submitted a revised offer. Parent also submitted a draft merger agreement (which by this time was substantially completed) along with a short list of open confirmatory diligence items. In this round of bidding, Parent raised its offer price from $30.00 to $31.00 per Share.

On June 26, 2010, Stone Key informed Parent that its offer was not sufficiently distinguishable in price from other offers submitted and that it should submit a further revised offer as soon as practicable and, in any event, no later than June 27, 2010.

On June 27, 2010, Parent raised its offer price from $31.00 to $32.00 per Share. Parent also indicated that it would no longer require that retention agreements with certain executives be executed at or prior to the signing of the merger agreement and that it would be acceptable for such agreements to be executed as promptly as possible following the signing of the merger agreement.

On June 28, 2010, representatives of DLA Piper, the Company, Parent and Kirkland worked to complete all of the definitive transaction documentation. Parent continued its due diligence process in preparation for the contemplated transaction.

On June 29, 2010, Stone Key advised Parent that the Company had received a revised offer that was more favorable than Parent’s in terms of price, and that the Company would provide Parent with an opportunity to submit a further revised offer.

On June 29, 2010, Parent’s board of directors gave its approval to the final terms of the proposed acquisition.

At 3:30 p.m. on June 29, 2010, Parent increased its proposed offer price from $32.00 to $34.50 per Share, but indicated that its offer was contingent on the acceptance of its revised offer by 6:00 p.m. EDT that evening and finalization and the execution of a definitive merger agreement that night.

Shortly before 5:30 p.m. EDT on June 29, 2010, representatives of Stone Key telephoned Mr. Lower of Parent to inform him that the Company’s board of directors had accepted Parent’s offer.

Representatives of DLA Piper and Kirkland proceeded to finalize the merger agreement, disclosure schedules and tender and voting agreements during the course of the night on June 29, 2010. The merger agreement and tender and voting agreements were executed promptly thereafter, and the parties announced the transaction in separately issued press releases at 7:15 a.m. EDT on June 30, 2010.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8 — “Certain Information Concerning Parent and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement. For a complete understanding of the Merger Agreement, you are encouraged to read the Merger Agreement in its entirety.

The Offer.  The Merger Agreement provides that the Purchaser will, and Parent will cause the Purchaser to, commence the Offer as promptly as practicable (but in no event later than five business days) after the date of the Merger Agreement. The Purchaser’s obligation to accept for payment and pay for Shares validly tendered in the Offer is subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer.” Subject to the satisfaction of the Minimum Tender Condition and the other conditions that are described in Section 15 — “Certain Conditions of the Offer,” the Merger Agreement provides that the Purchaser will accept for payment and pay for all Shares validly tendered and not validly withdrawn in the Offer as soon as practicable after the Expiration Date.

We expressly reserve the right in the Merger Agreement to waive, in whole or in part, the conditions to the Offer or to modify the terms of the Offer, but we cannot, without Argon’s consent (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price, (iii) change, modify or waive the Minimum Tender Condition, (iv) add to the conditions to the Offer or modify or change any of the conditions to the Offer in a manner adverse in any material respect to the holders of Shares, (v) except as otherwise provided in the Merger Agreement (including as described below), extend or otherwise change the Expiration Date, (vi) change the form of consideration payable in the Offer or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any holder of Shares.

The Merger Agreement contains provisions to govern the circumstances in which the Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:

•	If the Competition Law Condition or the Governmental Entity Condition to the Offer are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, and provided that it is reasonably expected that such condition or conditions shall be satisfied prior to the Termination Date, then we must (to the extent requested in writing by the Company) extend the Offer on one or more occasions for successive periods of up to five business days each (or such longer period as the parties to the Merger Agreement may agree) until such time as all conditions to the Offer are satisfied; provided that we will not be required to extend the Offer beyond the Termination Date or for more than three business days in certain circumstances related to a pending alternative takeover proposal of the Company.

•	If the Minimum Tender Condition or any of the conditions to the Offer with respect to the Company’s representations, warranties and covenants are not satisfied or (to the extent waivable) waived by Parent or the Purchaser, and all other conditions to the Offer have been satisfied, then we must (to the extent requested in writing by the Company) extend the Offer on one or more occasions for successive periods of up to five business days (or such longer period as the parties to the Merger Agreement may agree, but not to exceed an aggregate of 20 business days); provided that we will not be required to extend the Offer beyond the Termination Date or for more than three business days in certain circumstances related to a pending alternative takeover proposal of the Company.

•	We may extend the Offer (i) for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer, (ii) so that the number of Shares that will be purchased by the Purchaser in the Offer, when combined with the Shares to be issued to the Purchaser upon exercise of the Top-Up Option (as defined below), would result in the Purchaser owning one more share than 90% of the Shares outstanding and (iii) for successive periods of up to five business days (or such longer period as the parties to the Merger Agreement may agree) until such time as all conditions to the Offer are satisfied, if any of the conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer are not satisfied or (to the extent waivable) waived by Parent or the Purchaser.

After the expiration of the Offer and acceptance of the Shares tendered, and not validly withdrawn, from the Offer, we may decide pursuant to the Merger Agreement to provide for one or more subsequent offering periods. A subsequent offering period, if included, will be an additional period of not less than three business days and up to 20 business days beginning on the next business day following the then scheduled Expiration Date, during which any remaining stockholders may tender, but not withdraw, their Shares and receive the Offer Price. If we include a subsequent offering period, we will immediately accept and promptly pay for all Shares that were validly tendered during the initial offering period. During a subsequent offering period, tendering stockholders will not have withdrawal rights, and we will immediately accept and promptly pay for any Shares tendered during the subsequent offering period.

Top-Up Option.  Pursuant to the Merger Agreement, Argon granted to the Purchaser a one-time irrevocable Top-Up Option to purchase, at a price per share equal to the Offer Price, the number of Shares that, when added to the number of Shares owned by Parent and the Purchaser immediately prior to the exercise of the Top-Up Option, constitute one Share more than 90% of the issued and outstanding Shares outstanding immediately after the exercise of such option on a fully diluted basis. We may exercise this right at any time after the Shares are accepted for purchase in the Offer and prior to the earliest to occur of (i) the effective time of the Merger and (ii) the termination of the Merger Agreement. The exercise price for the Top-Up Option shall be paid by the Purchaser by delivery of a non-negotiable and non-transferable promissory note (the “Note”), secured by the Shares issued upon exercise of the Top-Up Option (the “Top-Up Shares”) and bearing compounding interest at 5% per annum, with principal and interest due one year after the purchase of the Top-Up Shares, and prepayable in whole or in part without premium or penalty.

Argon’s Board of Directors.  Under the Merger Agreement, after the Purchaser accepts for payment Shares validly tendered in the Offer, Parent is entitled to designate a number of directors, rounded up to the next whole number, to the board of directors of Argon and its subsidiaries (including Shares accepted for payment pursuant to the Offer) that is equal to the total number of directors on Argon’s board of directors (giving effect to the directors elected or appointed pursuant to this sentence) multiplied by the percentage that the Shares beneficially owned by Parent and its subsidiaries bears to the total number of Shares then outstanding. In this situation, at Parent’s request, Argon shall promptly take all action requested by Parent necessary or desirable to effect any such election or appointment, including increasing the size of Argon’s board of directors (including by amending Argon’s bylaws, if necessary), filling vacancies or newly created directorships on Argon’s board of directors, and obtaining the resignations of such number of its current directors as is, in each case, necessary to enable such designees to be so elected or appointed to Argon’s board of directors in compliance with applicable law. After the Purchaser accepts for payment any Shares validly tendered in the Offer, Argon also agreed to cause Parent’s designees to serve, in the same percentage (rounded up to the next whole number) as they hold on the board of directors, on each committee of Argon’s and its subsidiaries’ boards of directors (other than any committee of Argon’s board of directors established to take action with respect to the subject matter of the Merger Agreement), to the extent permitted by applicable law and the Nasdaq Marketplace Rules.

After Parent’s designees constitute a majority of Argon’s board of directors, but prior to the Effective Time, the Argon board of directors shall continue to include at least two independent directors as defined by Rule 5605(a)(2) of the Nasdaq Marketplace Rules. The approval of a majority of the independent directors is required for Argon to:

•	amend or terminate the Merger Agreement;

•	waive any of Argon’s rights or remedies under the Merger Agreement; or

•	extend the time for the performance of any of the obligations or other acts of Parent or the Purchaser.

The Merger.  The Merger Agreement provides that, upon and subject to the conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	The Purchaser will be merged with and into Argon, and the separate existence of the Purchaser will cease; and

•	Argon will continue as the surviving corporation of the Merger (which we refer to as the “Surviving Corporation”).

At the Effective Time, (i) the certificate of incorporation of Argon shall be amended and restated in its entirety to be identical to the certificate of incorporation of the Purchaser in effect immediately prior to the Merger and (ii) the by-laws of the Purchaser in effect immediately before the Effective Time shall become the by-laws of the Surviving Corporation, in each case with references to the Purchaser therein automatically amended to become references to the Surviving Corporation.

The obligations of the parties to complete the Merger are subject to the satisfaction or (to the extent permitted by law) waiver of the following conditions:

•	the Merger shall have been approved by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon (the “Stockholder Approval”), if required by applicable law to approve the Merger;

•	no temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Merger shall be in effect; and

•	the Purchaser shall have previously accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn pursuant to the Offer, and the Purchaser and Parent shall have paid Argon an amount in cash equal to the aggregate amount of consideration to be paid to holders of Argon’s options, stock appreciation rights, restricted stock units and restricted shares.

Conversion of Capital Stock.  At the Effective Time:

•	each Share issued and outstanding immediately prior to the Effective Time (other than Shares to be canceled in accordance with the following bullet point and other than Shares held by a holder who exercises appraisal rights with respect to the Shares) shall be converted into the right to receive the Offer Price upon surrender of such Share in accordance with the Merger Agreement, in cash and without interest and less any applicable withholding of taxes as required by applicable law;

•	Shares held as treasury stock by Argon or any of its subsidiaries or owned by Parent or the Purchaser immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor; and

•	each share of the Purchaser’s common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

After the Effective Time, the Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, or evidence of shares held in book-entry form, that immediately prior to the Effective Time represented any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger consideration in accordance with the terms of the Merger Agreement. At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, deposit with the paying agent funds in amounts and at the times necessary for the payment of the Merger Consideration to be paid to holders of Shares in the Merger.

Treatment of Options and Stock Appreciation Rights.  At the time that the Purchaser accepts for payment Shares tendered in the Offer, each outstanding option to purchase Shares and each cash-settled stock appreciation right linked to the value of the Shares granted pursuant to Argon’s equity compensation plans that is outstanding and unexercised at such time (in each case, whether vested or unvested) will be canceled without any action on the part of the holder of any option or stock appreciation right in consideration for the right to receive, as soon as practicable (and in any event within two business days) following the acceptance of Shares in the Offer, an amount in cash equal to the excess, if any, of the Offer Price over the exercise price per Share subject to such option or linked to such stock appreciation right.

Treatment of Restricted Shares and Restricted Stock Units.  At the time that the Purchaser accepts for payment Shares tendered in the Offer, each outstanding restricted share and restricted stock unit granted pursuant to Argon’s equity incentive plans will be canceled without any action on the part of the holder of such restricted share or restricted stock unit in consideration for the right to receive, as soon as practicable (and in any event within two business days) following the acceptance of Shares in the Offer, an amount in cash equal to the Offer Price, less any applicable withholding of taxes.

Merger Without a Meeting of Stockholders; Stockholders’ Meeting.  If, following the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, Parent and its subsidiaries shall own at least 90% of the Shares, the parties to the Merger Agreement shall take all necessary and appropriate action, including with respect to the transfer to the Purchaser of any Shares held by Parent or any subsidiary of Parent, to cause the Merger to become effective as soon as practicable after the Offer Closing without the Stockholders Meeting in accordance with the DGCL.

If a meeting of Argon’s stockholders is required to adopt the Merger Agreement, Argon has agreed, as promptly as practicable after the Purchaser accepts for payment Shares tendered in the Offer, to prepare and file with the SEC a proxy statement relating to the meeting of its stockholders to be held to consider the adoption of the Merger Agreement. If the adoption of the Merger Agreement by Argon’s stockholders is required by applicable law, Argon shall, as promptly as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer (or, with respect to calling, giving notice of, convening and holding a meeting of its stockholders, as soon as reasonably practicable following the expiration of the time period contemplated by Rule 14a-6(a) under the Exchange Act or the resolution of any comments from the SEC), establish a record date (which will be as promptly as reasonably practicable after the Purchaser accepts for payment Shares tendered in the Offer) for, duly call, give notice of, convene and hold a stockholders meeting for the purpose of obtaining the Stockholder Approval. Argon’s board of directors shall recommend to stockholders of Argon that they adopt the Merger Agreement, and shall include such recommendation in the proxy statement.

At the stockholders meeting, if any, Parent agrees to cause all Shares acquired pursuant to the Offer and all other Shares owned by Parent or any subsidiary of Parent to be voted in favor of the Merger.

Representations and Warranties.  The Merger Agreement contains representations and warranties made by Argon to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to Argon. The representations and warranties in the Merger Agreement were made for solely for purposes of the Merger Agreement, were the product of negotiations among Argon, Parent and the Purchaser, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. Moreover, inaccuracies in the representations and warranties are subject to waiver by the parties to the Merger Agreement without notice to you. Accordingly, you should not rely on the representations and warranties contained in the Merger Agreement as statements of actual facts.

In the Merger Agreement, Argon has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

•	corporate matters related to Argon and its subsidiaries, such as organization, standing, qualification, power and authority to operate its business;

•	its subsidiaries;

•	its capital structure;

•	corporate power and the validity of the Merger Agreement, including approval by Argon’s board of directors;

•	no violations of laws, judgments, governance documents or contracts because of the Offer and the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act;

•	no undisclosed liabilities;

•	the information included in certain documents filed with the SEC or sent to Argon stockholders in connection with the Offer and the Merger;

•	conduct of business and the absence of a Material Adverse Effect;

•	the absence of litigation;

•	material contracts;

•	compliance with government contracts;

•	compliance with laws and permits;

•	environmental matters;

•	labor matters;

•	employee benefit plans, ERISA matters and certain related matters;

•	taxes;

•	liens and title to property;

•	intellectual property;

•	Rule 14d-10 matters;

•	the inapplicability of state takeover statutes;

•	brokers’ fees and expenses;

•	receipt of the opinion of its financial advisor;

•	compliance with anti-bribery laws; and

•	use of representatives outside the United States.

Some of the representations and warranties in the Merger Agreement made by Argon are qualified as to “materiality” or “Material Adverse Effect.” For purposes of the Merger Agreement, a “Material Adverse Effect” means any state of facts, condition, change, development or event with respect to Argon that, individually or in the aggregate (i) results in or is reasonably likely to result in a material adverse effect on the business, assets, liabilities, properties, condition (financial or otherwise) or results of operations of Argon and its subsidiaries, taken as a whole, or (ii) prevents, materially impedes or materially delays the consummation of the Offer to a date following the Termination Date. The definition of “Material Adverse Effect” excludes from clause (i):

•	any state of facts, condition, change, development or event with respect to Argon that generally affects the industry in which Argon primarily operates or the economy, or financial or capital markets, in the United States or elsewhere in the world, except for events that disproportionately affect, individually or together with other events, Argon and its subsidiaries when compared to others operating in Argon’s and its subsidiaries’ industry;

•	any state of facts, condition, change, development or event with respect to Argon that arises from or otherwise relates to any act of terrorism, war, national or international calamity or any other similar event, except for events that disproportionately affect, individually or together with other events, Argon and its subsidiaries when compared to others operating in Argon’s and its subsidiaries’ industry;

•	any failure, in and of itself, by Argon to meet any internal or published projections or predictions (whether such projections or predictions were made by Argon or independent third parties) for any period ending on or after the date of the Merger Agreement (except that the underlying causes of any such failure are not excluded), except for events that disproportionately affect, individually or together with other events, Argon and its subsidiaries when compared to others operating in Argon’s industry;

•	any state of facts, condition, change, development or event that results from or arises out of any change in GAAP or changes in applicable law or the interpretation thereof by a governmental entity after the date of the Merger Agreement, except for events that disproportionately affect, individually or together with other events, Argon and its subsidiaries when compared to others operating in Argon’s industry;

•	any state of facts, condition, change, development or event that is directly attributable to the announcement or pendency of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; and

•	any state of facts, condition, change, development or event that results from changes in the market price or trading volume of the Shares.

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to Argon with respect to, among other things:

•	corporate matters related to Parent and the Purchaser, such as organization, standing, power and authority;

•	the validity of the Merger Agreement;

•	no violations of laws, judgments, governance documents or contracts because of the Offer and the Merger;

•	required consents and approvals with respect to the Offer and the Merger;

•	the information included in certain documents filed with the SEC or sent to Argon stockholders in connection with the Offer and the Merger;

•	the business activities of the Purchaser;

•	the sufficiency of funds to consummate the Offer and the Merger; and

•	Parent’s and the Purchaser’s holdings of Shares.

Some of the representations and warranties in the Merger Agreement made by Parent and the Purchaser are qualified as to “materiality.”

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business Pending the Merger.  Except as disclosed in writing by Argon to Parent and the Purchaser prior to execution of the Merger Agreement, or permitted by the terms of the Merger Agreement, or unless Parent has given prior written consent, from the date of the Merger Agreement until the Effective Time or until the termination of the Merger Agreement, Argon will and will cause its subsidiaries to:

•	carry on its business in the ordinary course consistent with past practice;

•	comply with all applicable laws and accounting standards;

•	use reasonable best efforts to keep available the services of its present officers and other employees;

•	use reasonable best efforts to preserve assets and relationships with licensors, licensees, partners, customers, suppliers, distributors and others having business dealings with Argon and its subsidiaries; and

•	maintain all franchises, rights and permits.

In addition, except with the prior written consent of Parent, as may be required by applicable law, as specifically contemplated by the terms of the Agreement or as disclosed in writing by Argon to Parent and the Purchaser prior to execution of the Merger Agreement, from the date of the Merger Agreement until the Effective Time, Argon will not, and will not permit its subsidiaries to, among other things:

•	declare, set aside or pay dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock or other equity or voting interests, other than dividends by a wholly owned subsidiary or Argon to its parent;

•	split, combine or reclassify the terms of its capital stock or other equity or voting interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or other equity or voting interests;

•	purchase, redeem or otherwise acquire any shares of its capital stock or any other securities of Argon or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or other securities (except pursuant to the forfeiture of stock options, restricted stock units, or restricted stock, or pursuant to settlement of the exercise price of stock options or certain tax withholding obligations);

•	issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock or other equity, voting interests, convertible securities or rights to acquire such equity, or stock appreciation rights, restricted stock units, stock-based performance units, “phantom” stock awards or other rights linked to the value of Argon or Argon shares, except for the issuance of up to 2,160,200 Shares upon the exercise of outstanding options, rights under the Argon employee stock purchase plan or restricted stock units outstanding on the date of the Merger Agreement.

•	amend its or its subsidiaries’ certificate of incorporation, bylaws or other organizational documents;

•	acquire or agree to acquire, in whole or substantial part, any entity, business, division, or all or substantially all of the assets thereof;

•	sell, lease, license, sell and lease back, mortgage or otherwise subject to lien or otherwise dispose of or abandon any properties or assets other than in the ordinary course of business consistent with past practice, subject to certain exceptions;

•	repurchase, prepay or incur any indebtedness for borrowed money, including by way of a guarantee or an issuance or sale of debt securities, other than short-term borrowings incurred in the ordinary course of business consistent with past practice for working capital needs;

•	issue and sell options, warrants, calls or other rights to acquire any debt securities of Argon or any of its subsidiaries;

•	make any loans, advances or capital contributions to, or investments in, persons other than Argon or its wholly owned subsidiaries, except for advances to employees in respect of travel or other related ordinary expenses in the ordinary course of business consistent with past practice;

•	incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith, other than in the ordinary course of business;

•	pay, discharge, settle or satisfy any claims (for an amount in excess of $250,000), liabilities or obligations, except for claims, liabilities, and obligations reserved for in Argon’s most recent financial statements or incurred in the ordinary course of business consistent with past practice or as required by their terms as in effect on the date of the Merger Agreement, and paid in the ordinary course consistent with past practice, except for certain costs associated with the Merger and the Offer;

•	waive, relinquish, release, grant, transfer or assign any right of material value;

•	disclose any confidential or proprietary information without a confidentiality agreement in place;

•	enter into any material contract, modify or amend in any material respect any material contract, or waive, release, accelerate, terminate, cancel, assign or fail to enforce a material contract other than in the ordinary course of business;

•	except as required by applicable law or by the terms of any Argon benefit plan or agreement:

•	adopt, enter into, establish, terminate, amend or modify any Argon benefit plan or agreement

•	increase the compensation or benefits of, pay any bonus to, or grant any loan to, current or former directors, officers or employees, other than in the ordinary course of business;

•	pay or provide to any current or former director, officer or employee any compensation or benefit, other than the payment of base cash compensation in the ordinary course of business consistent with past practice;

•	grant or amend any awards under any Argon benefit plan;

•	grant or pay severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits to, or increase in any manner the severance, separation, change in control, retention, incentive compensation, termination or similar compensation or benefits of current or former directors, officers or employees;

•	enter into any trust, annuity or insurance agreement with respect to, or take any action to fund or in any other way secure the payment of compensation or benefits under, any Argon benefit plan or agreement; or

•	make any determination under any Argon benefit plan or agreement that is inconsistent in any material respect with the ordinary course of business and past practice;

•	form a subsidiary;

•	enter into any contract restricting the ability of Argon or any of its subsidiaries to assign all or any portion of its rights, interests or obligations thereunder unless such restriction expressly excludes any assignment to Parent and its subsidiaries in connection with or following the consummation of the Offer or the Merger;

•	adopt or enter into any collective bargaining agreement or other labor union agreement;

•	write down any material assets;

•	enter into, approve, recommend (or publicly propose to recommend or approve), or permit any of Argon’s affiliates to enter into, any agreement reasonably expected to impede, interfere, or be inconsistent with the Merger or the Offer and related transactions;

•	terminate, waive, amend or modify any provision of, grant permission under, or fail to enforce any standstill, confidentiality agreement or similar contract that relates to any potential Takeover Proposal (as defined below);

•	fail to maintain material insurance policies;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	enter into a new line of business;

•	convene or adjourn a meeting of the stockholders, other than a meeting to approve the Merger;

•	take any action intended to cause a condition of the Offer or the Merger not to be satisfied or intended to prevent, delay, or impair Argon’s ability to consummate the Merger; or

•	authorize, commit, resolve or agree to do any of the foregoing actions.

Tax and Accounting Matters.  Argon agreed that, during the period from the date of the Merger Agreement until the Effective Time, Argon and each of its Subsidiaries will retain all books, documents and records reasonably necessary for the preparation of tax returns. In addition, except as required by applicable law or with Parent’s prior written consent, Argon agreed that neither it nor any of its subsidiaries will, from the date of the Merger Agreement until the Effective Date:

•	make or change any material tax election;

•	file any material amended tax return;

•	agree to any material adjustment of any tax attribute;

•	change (or make a request to any governmental entity to change) any of its methods of reporting income or deductions for federal income tax purposes;

•	file any claim for a material refund of taxes;

•	consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment that could adversely affect Parent’s tax liability;

•	make any change in any financial or tax accounting principle, method or practice, other than as required by U.S. generally accepted accounting principles, the SEC, the Public Company Accounting Oversight Board, applicable law or as recommended by Argon’s independent auditor; or

•	settle or compromise any suit, claim, action, investigation, proceeding or audit pending against or with respect to Argon or any of its subsidiaries in respect of any material amount of tax or enter into any material closing agreement that could adversely affect Parent’s tax liability.

No Solicitation of a Takeover Proposal.  Argon agreed that it shall not, and shall not permit its controlled affiliates or permit its or any of such controlled affiliates’ directors, officers, employees, investment bankers, attorneys, accountants or other advisors or representatives, whom we refer to collectively as “representatives,” to, directly or indirectly:

•	solicit, initiate, propose or encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal; or

•	enter into, continue or otherwise participate in any communications or negotiations regarding, or furnish to any person or entity any information with respect to, or otherwise knowingly cooperate in any way with any person or entity with respect to, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal.

Argon also agreed that it shall, and shall cause its subsidiaries and direct its representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person or entity conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal and shall request the prompt return or destruction of all confidential information previously furnished in connection therewith.

In addition to the other obligations of Argon set forth above, Argon agreed that it shall, as promptly as possible and in any event within 24 hours after the receipt thereof, advise Parent orally and in writing of (i) any Takeover Proposal or any request for information or inquiry that expressly contemplates or could reasonably be expected to lead to a Takeover Proposal and (ii) the material terms and conditions of such Takeover Proposal, request or inquiry (including the identity of the bidder and any change to the financial terms, conditions or other material terms thereof). Argon agreed to (i) keep Parent reasonably informed of the status (including any change to the financial terms, conditions, or other material terms) of any such Takeover Proposal, request or inquiry on a reasonably current basis (and in any event at Parent’s request and otherwise no later than 24 hours after the occurrence of any material change, development, discussions or negotiations) and (ii) provide to Parent, as soon as practicable and in any event within 24 hours after receipt or delivery thereof, copies of all draft agreements (and any other written material to the extent such material contains any financial terms, conditions or other material terms relating to any Takeover Proposal or, where no such written materials are available, a reasonably detailed description of such Takeover Proposal), written inquiries or correspondence sent by or provided to Argon (or its representatives) in connection with any such Takeover Proposal. Argon shall not, and shall cause its subsidiaries not to, enter into any contract with any person subsequent to the date of the Merger Agreement, and neither Argon nor any of its subsidiaries is party to any contract, in each case that prohibits Argon from providing such information to Parent

Notwithstanding the restrictions described above, at any time before the acceptance of Shares for payment in the Offer, Argon may, and may permit and authorize its affiliates and its and their respective representatives, subject to compliance with the provisions described in the immediately succeeding paragraph, (i) furnish information with respect to the Company and its subsidiaries to a person or entity making a bona fide written Takeover Proposal (and its representatives) pursuant to a confidentiality agreement with standstill provisions identical in all substantive respects to, and which otherwise contains terms that are no less favorable to Argon than, those contained in its confidentiality agreement with Parent and (ii) participate in discussions or negotiations with the person making such Takeover Proposal (and its representatives) regarding such Takeover Proposal, if:

•	Argon concurrently provides or makes available to Parent any information concerning Argon or its subsidiaries provided to such third party which was not previously provided to Parent;

•	Argon’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that the Takeover Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined below) and that the failure to so respond to such Takeover Proposal would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable law; and

•	the Takeover Proposal was not solicited after the date of the Merger Agreement and did not otherwise result from a breach of the nonsolicitation provisions of the Merger Agreement, including those described above.

The Merger Agreement provides that nothing contained in the Merger Agreement prohibits Argon from making any disclosure to its stockholders if, in the good faith judgment of the Argon’s board of directors (after consultation with outside legal counsel), such failure to disclose is reasonably likely to result in a breach of applicable law; provided, however, that the taking of any such position or making of any such disclosure shall be subject to and only taken in compliance with the provisions of the Merger Agreement described below and, provided further, that any disclosure other than (i) a factually accurate statement by Argon that only describes Argon’s receipt of a Takeover Proposal, the identity of the person, entity or group making such proposal, and the terms and conditions thereof, and the operation of the Merger Agreement with respect thereto, and contains a “stop, look and listen” communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, (ii) an express rejection of any applicable Takeover Proposal or (iii) an express reaffirmation of the Company Recommendation (as defined below) shall be deemed to be an Adverse Recommendation Change (as defined below) (it being understood that any disclosure of the type described in clause (i) above shall be deemed not to be an Adverse Recommendation Change so long as any such disclosure (other than a “stop, look and listen” communication) is accompanied by the disclosure of the types described in clauses (ii) and (iii) above).

Company Board Recommendation.  Subject to the provisions described below, Argon’s board of directors agreed to recommend that Argon’s stockholders accept the Offer, tender their Shares pursuant to the Offer and, if required by applicable law, adopt the Merger Agreement. This is referred to as the “Company Recommendation.” The Merger Agreement provides that, except as described below, neither Argon’s board of directors nor any committee thereof shall (i) withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or the Purchaser, or propose publicly to withhold, withdraw (or not continue to make), change, qualify or modify in a manner adverse to Parent or the Purchaser, the Company Recommendation or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer and the Merger, or approve or recommend, or propose publicly to approve or recommend any Takeover Proposal, or resolve or agree to take any such action, (ii) fail to publicly recommend against any Takeover Proposal or fail to publicly reaffirm the Company Recommendation or any approval or recommendation by any such committee regarding the Merger Agreement, the Offer and the Merger within two business days after Parent so requests, (iii) fail to include the Company Recommendation in the Schedule TO with respect to the Offer (together with the documents included therein pursuant to which the Offer will be made, and together with any supplements or amendments thereto), (iv) approve or recommend, or propose publicly to approve, recommend or permit Argon or any of its affiliates to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal (other than pursuant to a confidentiality agreement with standstill provisions identical in all substantive respects to, and which otherwise contains terms that are no less favorable to Argon than, those contained in its confidentiality agreement with Parent), or (v) take any other action or make any other public statement that is inconsistent with the Company Recommendation (any such action or resolution or agreement to take such action in clauses (i) — (v) above being referred to herein as an “Adverse Recommendation Change”).

Argon’s board of directors may, before the Purchaser accepts for payment Shares tendered in the Offer, effect an Adverse Recommendation Change with respect to a Superior Proposal if:

•	Argon has received a Takeover Proposal with respect to which the Argon board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to take such action would be inconsistent with its fiduciary duties to the stockholders of Argon under applicable law;

•	the Superior Proposal is not attributable to the breach of the no solicitation provisions of the Merger Agreement, including those described above;

•	at least three business days prior to the Adverse Recommendation Change, Argon has provided Parent a written notice of its intention to take such action, which we refer to as a “notice of an adverse recommendation change.” The notice of an adverse recommendation change must contain a description of the material terms and conditions of the Superior Proposal and any information concerning Argon or its subsidiaries provided to the third party which was not previously provided to Parent;

•	during the three business day period after Parent’s receipt of the notice of an adverse recommendation change, Argon has, and has caused its representatives to, if requested by Parent in writing, negotiated in good faith with Parent and its representatives (so long as Parent and its representatives are negotiating in good faith) regarding any such revisions to the terms of the transactions contemplated by the Merger Agreement; and

•	during the three business day period after Parent’s receipt of the notice of an adverse recommendation change, Parent has not caused the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal, taking into account any changes to Parent’s proposal that would, in the reasonable good faith judgment of Argon’s board of directors (after consultation with its outside legal counsel and financial advisor), cause the offer previously constituting a Superior Proposal to no longer constitute a Superior Proposal.

The Merger Agreement provides that any material changes to the financial terms or any material change to other material terms of such Superior Proposal occurring prior to Argon’s effecting an Adverse Recommendation Change shall require Argon to provide to Parent a new notice of an adverse recommendation change or of a Superior Proposal and a new notice period and to comply with the requirements of the Merger Agreement (including those described above) with respect to each such new written notice.

In all circumstances in which Argon’s board of directors is permitted to effect an Adverse Recommendation Change, it may also terminate the Merger Agreement upon payment of the Termination Fee.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Takeover Proposal” means any proposal, inquiry or offer (whether or not in writing) from any person or entity (other than Parent or the Purchaser or any of their affiliates) with respect to, in a single transaction or series of transactions, any:

•	merger, consolidation, share exchange, other business combination or similar transaction involving Argon;

•	sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a subsidiary of Argon or otherwise), of any business or asset or assets of Argon or any of its subsidiaries representing 15% or more of the consolidated net income, revenues or assets (whether determined by reference to book value or fair market value) of Argon and its subsidiaries, taken as a whole;

•	issuance, sale or other disposition, directly or indirectly, to any person or entity (or the stockholders of any entity) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) or any interest in such securities representing 15% or more of the outstanding Shares or of the voting power of Argon’s capital stock;

•	transaction in which any person or entity (or the stockholders of any entity) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, 15% or more of the outstanding Shares or of the voting power of Argon’s capital stock; or

•	combination of the foregoing.

•	“Superior Proposal” means any binding bona fide written offer, which was not solicited after the date of the Merger Agreement and did not result from a breach of the no solicitation provisions of the Merger Agreement, made by any person or entity (other than Parent or the Purchaser or any of their affiliates) that, if consummated, would result in such person or entity (or in the case of a direct merger between such person and Argon, the stockholders of such entity) acquiring, directly or indirectly, more than 50% of the outstanding Shares or of the voting power of Argon’s capital stock or all or substantially all the assets of Argon and its subsidiaries, taken as a whole, and which offer Argon’s board of directors reasonably determines in good faith (after consultation with its outside legal counsel and a financial advisor of nationally recognized reputation) (i) provides a higher value from a financial point of view to all of the stockholders of Argon than the consideration payable in the Offer and the Merger (taking into account all of the terms and conditions of such proposal and the Merger Agreement (including any changes to the terms of the Offer or the Merger Agreement proposed by Parent in response to such Superior Proposal or otherwise)) and (ii) is reasonably likely to be completed in a timely fashion, taking into account the conditionality and likelihood of consummation and all financial, legal, regulatory and other aspects of such proposal.

Access to Information.  To the extent permitted under applicable law, Argon agreed to provide, and to cause its subsidiaries to provide, Parent and Parent’s representatives access upon reasonable advance notice and during normal business hours to their respective properties, assets, books, records, contracts, permits, documents, information, directors, officers and employees, but only to the extent that such access does not unreasonably interfere with the business or operations of Argon and its subsidiaries, and Argon agreed to furnish, and to cause its subsidiaries to furnish, to Parent any information concerning its business as Parent may reasonably request.

Reasonable Best Efforts.  Each of Argon, Parent and the Purchaser has agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement.

State Takeover Statutes.  If any state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement or any of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, Argon and its board of directors each will use its reasonable best efforts to ensure that the Offer, the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated thereby and otherwise to minimize the effect of such statute or regulation on the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement. In the event a governmental entity objects to the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, Argon, Parent and the Purchaser will cooperate with each other and use reasonable best efforts to resolve such objection.

Filings; Consultation and Notice.  Argon, Parent and the Purchaser each have agreed to promptly as practicable (but in no event later than five business days following the date of the Merger Agreement) file all materials initially required to be filed under the HSR Act and file as promptly as practicable thereafter all other filings necessary or appropriate under any applicable law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade, lessening of competition, or foreign investment. To the extent permitted by applicable law, the parties will request expedited treatment and will work together as may be necessary to make any such filing. The parties have also agreed to keep each other informed of any communications, inquiries or requests for additional information in connection with such filings, provide each other with a meaningful opportunity to review such communications, inquiries and requests, and to promptly comply with reasonable requests.

Subject to applicable law, Argon shall consult in good faith on a reasonably regular basis with Parent to report material, individually or in the aggregate, operational developments, the general status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent, though such consultation shall not affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Merger Agreement.

Except as prohibited by law, Argon will promptly notify Parent of (i) any written communication from any person (other than a governmental entity) alleging that its consent is required in connection with the Offer, the Merger or any other transaction contemplated by the Merger Agreement, (ii) any situation that would cause any of the closing conditions to the Offer to not be met when the Offer is scheduled to expire, (iii) any notice or other communication received from a governmental entity in connection with the Offer, the Merger or any other transaction contemplated by the Merger Agreement, (iv) any filing made by Argon with a governmental entity in connection with the Offer, the Merger or any other transaction contemplated by the Merger Agreement and (v) any suits, actions or proceedings commenced or threatened that relate to the consummation of the Merger Agreement, the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Merger Agreement. Parent will promptly notify Argon of any representation or warranty made by Parent or the Purchaser in the Merger Agreement becoming untrue and of any failure by Parent or the Purchaser to perform any obligation, covenant or agreement under the Merger Agreement, if the matter to be disclosed would reasonably be expected to prevent, materially impede or materially delay consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; provided, however, that no such notification shall affect the representations, warranties, obligations, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the Merger Agreement.

Stockholder Litigation.  In the event of any litigation against Argon and/or its directors relating to the Offer, the Merger or the other transactions contemplated by the Merger Agreement, Argon shall give Parent the opportunity to participate in the defense and will obtain the prior written consent of Parent prior to settling or satisfying any such claim, though Argon shall control such defense except to the extent that Parent or the Purchaser is a defendant in the litigation (and in that event solely as to the defense of Parent and the Purchaser).

Public Announcements.  Parent and the Purchaser, on the one hand and Argon, on the other, have agreed not to make any press release or other public statement regarding the Offer, the Merger and the other transactions contemplated by the Merger Agreement before, to the extent reasonably practicable, consulting with each other and giving each other a reasonable opportunity to review and comment on any press release or other public statement, except as required by applicable law, court process or any listing agreement with Nasdaq. This consultation obligation shall not apply to an Adverse Recommendation Change made in accordance with the Merger Agreement.

Employee Matters.  From the date the Merger closes until December 31, 2011, compensation and benefits for those employed at Argon immediately after the Effective Time becomes effective shall be materially no less favorable in the aggregate than that provided to such employees immediately prior to the Effective Time. Employees will receive credit for their time at Argon prior to the Effective Time under Parent employee benefit plans for eligibility, vesting and benefit levels and accruals, unless such credit would result in duplication of benefits. In addition, with respect to employees working at Argon before the Effective Time, for purposes of each Parent benefit plan (i) any pre-existing condition, exclusion, actively-at-work requirement or waiting period shall be waived to the extent such condition, exclusion, requirement or waiting period was satisfied or waived under the comparable benefit plan or agreement with Argon as of the effective date of the Merger (or, if later, any applicable plan transaction date) and (ii) full credit shall be given for any co-payments, deductibles or similar payments made or incurred prior to the Effective Time for the plan year in which the Merger became effective.

Parent shall honor all obligations of the benefits plans and agreements of Argon, including any rights or benefits arising from the transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement restricts the right of Parent or any of its affiliates (including the Surviving Corporation) to terminate or modify the terms of the employment of any employee of Argon after the Effective Time, subject to any applicable severance or change of control agreements. Parent may also terminate or modify an Argon or Parent employee benefit plan or agreement, provided that, until December 31, 2011, any such changes will not have an effect on those employed at Argon immediately prior to the Effective Time, to the extent such changes are materially less favorable in the aggregate to what such employees received before.

Indemnification and Insurance.  The Merger Agreement provides for certain indemnification and insurance rights in favor of Argon’s current and former directors and officers, who we refer to as “indemnified persons.” Specifically, Parent and the Purchaser have agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time, shall be assumed by the Surviving Corporation and continue in full force and effect in accordance with their terms, even if the Surviving Corporation is consolidated or merged into another entity or dissolved by Parent.

For a period of six years after the completion of the Merger, directors’ and officers’ liability insurance will be maintained for those persons currently covered by Argon’s existing insurance policy for acts or omissions occurring prior to the effective date of the Merger on terms and amounts no less favorable than those of the insurance policy in effect on the date of the Merger Agreement. Parent may fulfill its obligation to provide liability insurance, however, by causing Argon to purchase a non-cancellable extension of the directors’ and officers’ liability coverage of Argon’s existing directors’ and officers’ liability insurance policy, which are commonly referred to as “tail” policies. Furthermore, in no event will Parent be required to pay an annual premium for such insurance in excess of 300% of the annual premium currently paid by Argon for such insurance.

The indemnified persons are third party beneficiaries of, and entitled to rely upon, these provisions of the Merger Agreement.

Termination.  The Merger Agreement may be terminated at any time prior to the Effective Time:

•	by mutual written consent of Parent, the Purchaser and Argon;

•	by either Parent or Argon:

•	if the Offer has not been completed prior to the Termination Date for any reason; provided, however, that the right to terminate the Merger Agreement in such event shall not be available to any party whose action or failure to act has been the principal cause of, or primarily resulted in, the failure of the Offer to have been completed prior to such date and such action or failure to act was not otherwise expressly permitted under the Merger Agreement;

•	if any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of preventing the consummation of the Offer or the Merger shall be in effect and shall have become final and nonappealable; or

•	if any temporary restraining order, preliminary or permanent injunction or other judgment issued by any court of competent jurisdiction or other legal restraint or prohibition that has the effect of delaying the consummation of the Offer beyond the Termination Date shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement in such event shall not be available to any party which is then in breach of Section 6.3 of the Merger Agreement (which is summarized above under the heading “Filings; Consultation and Notice”) and such breach has been a principal cause of such restraint or prohibition being or remaining in effect.

•	by Argon:

•	in any circumstance in which Argon’s board of directors is permitted to make an Adverse Recommendation Change (as described above) in accordance with the terms and subject to the conditions of the no shop provisions of the Merger Agreement and concurrently with such termination Argon pays to Parent the Termination Fee;

•	before the Purchaser accepts for payment Shares tendered in the Offer, if (i) Parent or the Purchaser shall have breached in any material respect any of its representations or warranties contained in the Merger Agreement or (ii) Parent or the Purchaser shall have failed to perform in any material respect all obligations, covenants or agreements required to be performed by them under the Merger Agreement at or before the Purchaser accepts for payment Shares tendered in the Offer, in each case, which breach or failure to perform (A) is incapable of being cured by Parent or the Purchaser by the Termination Date or, if capable of being cured by Parent by the Termination Date, Parent and the Purchaser do not commence to cure such breach or failure within ten business days after their receipt of written notice thereof from Argon and use their reasonable best efforts to pursue such cure thereafter and (B) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or the Purchaser of the Offer, the Merger or the other transactions contemplated by the Merger Agreement; or

•	before the Purchaser accepts for payment Shares tendered in the Offer, if the Offer has expired in accordance with its terms and has not been extended by the Purchaser, and the Purchaser has not accepted for payment within three business days following such expiration all Shares validly tendered and not validly withdrawn.

•	by Parent:

•	before the Purchaser accepts for payment Shares tendered in the Offer, in the event an Adverse Recommendation Change has occurred (whether or not in compliance with the no shop provisions of the Merger Agreement) or if any party to a Tender Agreement (as defined below) (other than Parent) shall have breached any of its obligations thereunder;

•	before the Purchaser accepts for payment Shares tendered in the Offer, if Argon shall have breached any of its representations or warranties or failed to perform any of its obligations, covenants or agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of the condition to the Offer with respect to Argon’s representations, warranties or covenants and (ii) is incapable of being cured by Argon by the Termination Date or, if capable of being cured by Argon by the Termination Date, Argon does not commence to cure such breach or failure within ten business days after its receipt of written notice thereof from Parent and use its reasonable best efforts to pursue such cure thereafter; or

•	before the Purchaser accepts for payment Shares tendered in the Offer, if, on any then scheduled Expiration Date for the Offer, the Purchaser is not required (and Parent is not required to cause the Purchaser) to extend the Offer in the manner described under the heading “The Offer” above and any of the conditions to the Offer shall not have been satisfied or, to the extent waivable by Parent or the Purchaser, waived on such then scheduled Expiration Date.

Effect of Termination and Termination Fees.  If the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability or obligation on the part of Parent, the Purchaser or Argon or their respective subsidiaries, officers or directors, subject to the survival of certain provisions as described in Section 8.2 of the Merger Agreement (including the required payment by Argon of the Termination Fee described below in certain circumstances) and except that the termination of the Merger Agreement shall not relieve or release any party to the Merger Agreement from any liability arising out of its willful breach of the Merger Agreement or any fraud.

Termination Fee.  Argon has agreed to pay Parent a termination fee of $28,000,000 (the “Termination Fee”) by wire transfer of same-day funds if:

•	Parent terminates the Merger Agreement in the event of an Adverse Recommendation Change or if a party to a Tender Agreement (other than Parent) shall have breached any of its obligations hereunder;

•	Argon terminates the Merger Agreement in response to a Superior Proposal in accordance with the terms and subject to the conditions of the no shop provisions of the Merger Agreement; or

•	(i) prior to the termination of the Merger Agreement, any Takeover Proposal (substituting 50% for the 15% thresholds set forth in the definition of Takeover Proposal) is publicly proposed or publicly disclosed and not publicly withdrawn, (ii) the Merger Agreement is terminated by Parent (to the extent permitted by the Merger Agreement) as a result of Argon’s breach of any of its representations or warranties or failure to perform any of its obligations, covenants or agreements contained in the Merger Agreement, and (iii) within 12 months after termination of the Merger Agreement, (A) Argon enters into any letter of intent, acquisition agreement or other definitive agreement or contract providing for any such Takeover Proposal or (B) a transaction in respect of such Takeover Proposal shall have been consummated, with such fee payable upon completion of such Takeover Proposal.

Argon acknowledged that the agreements to pay the Termination Fee are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, Parent would not have entered into the Merger Agreement. Accordingly, Argon agreed that if it fails promptly to pay the Termination Fee when due, it shall pay to Parent its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with the collection or the enforcement of such Termination Fee, as applicable, together with interest on such amounts.

Enforcement.  The parties agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were breached and accordingly agreed that the parties are entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically its terms and provisions in addition to any other remedy to which they are entitled at law or in equity. Each party has agreed that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the party seeking such injunction, specific performance or other equitable relief has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or equity. In the event that a party seeks an injunction or injunctions to prevent breaches of the Merger Agreement or to enforce specifically the terms and provisions of the Merger Agreement, such party shall not be required to provide any bond or other security in connection with any such injunction or other Judgment.

Expenses.  All costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses, whether or not the Merger or the Offer is consummated.

Amendment.  Subject to the approval rights of a majority of the independent directors set forth above under the heading “Argon’s Board of Directors,” the Merger Agreement may be amended by the parties thereto at any time, whether before or after the Purchaser accepts for payment Shares tendered in the Offer shall have occurred or the Stockholder Approval, if required by applicable law, has been obtained; provided, however, that (a) after the Purchaser accepts for payment Shares tendered in the Offer, there shall be no amendment that decreases the Merger Consideration and (b) after the Stockholder Approval has been obtained, there shall be made no amendment that by law requires further approval by stockholders of the Company without obtaining such further approval. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto.

Tender and Voting Agreements

In connection with the Merger Agreement, certain stockholders entered into separate Tender and Voting Agreements, dated as of June 30, 2010, with Parent and the Purchaser, which we refer to as the “Tender Agreements.” The following summary of certain provisions of the Tender Agreements is qualified in its entirety by reference to the Tender Agreements themselves, which are incorporated herein by reference. We have filed copies of the Tender Agreements as exhibits to the Schedule TO. Stockholders and other interested parties should read the Tender Agreements for a more complete description of the provisions summarized below.

Each of Terry L. Collins, Victor F. Sellier and Thomas E. Murdock and certain of their affiliates, who we refer to as the “Significant Stockholders,” have entered into separate Tender Agreements pursuant to which, among other things, each Significant Stockholder has agreed to tender in the Offer, and not withdraw, all of the Shares beneficially owned by the Significant Stockholder, as well as any other Shares acquired by the Significant Stockholder after the date of the Tender Agreements. Each Significant Stockholder is required to tender not later than the tenth business day after commencement of the Offer, or with respect to any Shares acquired after the date of the Tender Agreements, prior to the expiration of the Offer. As of June 30, 2010, the Significant Stockholders together owned approximately 34.3% of the Shares outstanding and approximately 31.2% of the Shares on a fully diluted basis.

During the term of the Tender Agreements, except as otherwise provided therein, the Significant Stockholders agreed not to (i) tender into any tender or exchange offer or otherwise directly or indirectly sell, transfer, pledge, assign or otherwise dispose of, or encumber with any lien, any of the Shares or any interest therein, (ii) deposit the Shares into a voting trust, enter into any other voting agreement or arrangement with respect to the Shares or grant any proxy or power of attorney with respect to the Shares, (iii) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, transfer, pledge, assignment or other disposition of any interest in or the voting of any Shares or any other securities of Argon or (iv) take any other action that would make any representation or warranty of the Significant Stockholder contained in the Tender Agreements untrue or incorrect in any material respect or in any way restrict, limit or interfere in any material respect with the performance of the Significant Stockholder’s obligations thereunder or the transactions contemplated by the Merger Agreement.

In addition, each Significant Stockholder appointed Parent and the Purchaser as proxy for such stockholder with the power to vote all Shares covered by the Tender Agreement and beneficially owned at the time of the vote, whether at an annual, special, postponed, or adjourned meeting of Argon’s stockholders, or to grant consent or approval in any written consent in lieu of such a meeting:

•	in favor of approval of the Merger and adoption of the Merger Agreement;

•	in favor of any adjournment or postponement recommended by Argon of any stockholder meeting with respect to the Merger or the Merger Agreement;

•	against any Takeover Proposal;

•	against any other merger, consolidation, business combination, reorganization, recapitalization, dissolution, or liquidation of Argon or its subsidiaries; and

•	against any other action, proposal or agreement that would (i) reasonably be expected to impede or otherwise interfere with the Merger, (ii) result in a breach under the Merger Agreement, (iii) result in any of the conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer or the Merger not being fulfilled or satisfied, or (iv) change Argon’s dividend policy or capitalization, including the voting rights of any class of equity.

Each Significant Stockholder agreed to waive and not to exercise any rights of appraisal or rights to dissent from the Merger. In addition, each Significant Stockholder agreed not to commence or join in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, suit, action or proceeding, derivative or otherwise, against Parent, the Purchaser, Argon or any of their respective successors relating to the negotiation, execution or delivery of the Tender Agreements or the Merger Agreement or the consummation of the Offer or the Merger, including any claim, suit, action or proceeding (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Tender Agreements or the Merger Agreement or (ii) alleging a breach of any fiduciary duty of any person in connection with the Merger Agreement or the transactions contemplated thereby.

During the term of the Tender Agreements, each Significant Stockholder has agreed not to:

•	solicit, initiate, propose or encourage, or take any other action to knowingly facilitate, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other effort or attempt that could reasonably be expected to lead to a Takeover Proposal;

•	enter into, continue or otherwise participate in any communications or negotiations regarding, or furnish to any Person any information with respect to, or otherwise knowingly cooperate in any way with any Person with respect to, any Takeover Proposal or any inquiries or offers or the making of any proposal or any other efforts or attempt that could reasonably be expected to lead to a Takeover Proposal;

•	approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal;

•	make any statement or proposal inconsistent with the Company Recommendation; or

•	enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or relating to, or which is intended to or is reasonably likely to lead to, any Takeover Proposal or enter into any agreement or agreement in principle requiring such Significant Stockholder to abandon, terminate or breach his obligations under the Tender Agreements or fail to consummate the transactions contemplated thereby.

Additionally, each Significant Stockholder has agreed to as promptly as possible (and in any event within 24 hours) (i) notify Parent of the identity of any natural person, corporation, limited liability company, partnership, joint venture, trust, business association, governmental entity (each, a “Person”) or other entity approaching the Significant Stockholder with a Takeover Proposal or indication by any Person that it is considering making a Takeover Proposal and (ii) provide Parent a copy of any such Takeover Proposal (or, where no such copy is available, a reasonably detailed description of such Takeover Proposal, indication, inquiry or request), including draft agreements or term sheets submitted in connection therewith (or, where no such copy is available, a reasonably detailed description of such Takeover Proposal, including any modifications thereto). Pursuant to the Tender Agreements, each Significant Stockholder has agreed to, and to direct its representatives to, immediately cease and cause to be terminated all existing communications and negotiations with any person conducted prior to the execution of the Tender Agreements by or on behalf of the Significant Stockholder or any of its representatives with respect to any Takeover Proposal.

Each Tender Agreement terminates upon the earliest to occur of (i) the purchase of all of the Shares pursuant to the Offer in accordance with the provisions of such Tender Agreement, (ii) the Effective Time, (iii) the date the Merger Agreement is terminated in accordance with its terms, and (iv) the mutual consent of the Significant Stockholder and Parent.

Each Significant Stockholder entered into the Tender Agreement solely in such Significant Stockholder’s capacity as the owner of such Significant Stockholder’s Shares (beneficially and in any other capacity) and nothing therein in any way restricts or limits the Significant Stockholder from taking (or omitting to take) any action solely in the Significant

Stockholder’s capacity as a director or officer of Argon (including, without limitation, pursuant to the no shop provisions of the Merger Agreement) or otherwise fulfilling the Significant Stockholder’s fiduciary obligations as a director or officer of Argon, in each case subject to the limitations set forth in the Merger Agreement.

Retention and Non-Competition Agreements

The Company agreed in the Merger Agreement to use its reasonable best efforts to obtain, as soon as possible after the date of the Merger Agreement, executed retention and non-competition agreements (the “Retention Agreements”) with each of Terry L. Collins, Kerry M. Rowe, W. Joseph Carlin and Michael J. Hettmann. The Retention Agreements have not been finalized and executed as of the date of the filing of the Schedule TO with the SEC.

It is expected that each Retention Agreement will be finalized and executed before the Purchaser accepts for payment Shares tendered in the Offer and that, among other things, each executive party to a Retention Agreement will agree therein to accept a position with Parent or one of its subsidiaries or affiliates. It is also expected that the Retention Agreements will (i) provide for potential bonus payments to each executive who is party to a Retention Agreement that will be earned and payable based partly on performance and partly on the executive remaining employed by the Parent or its subsidiaries or affiliates for specified periods of time and (ii) include non-competition and non-solicitation covenants from each such executive.

Confidentiality Agreement

On March 5, 2010, Parent executed a confidentiality agreement with the Company, which replaced the non-disclosure agreement dated April 30, 2009. We have filed a copy of the March 5, 2010 confidentiality agreement as an exhibit to the Schedule TO. Stockholders and other interested parties should read such confidentiality agreement for a complete description.

12.	Purpose of the Offer; Plans for Argon.

Purpose of the Offer.  The purpose of the Offer is for the Purchaser to acquire control of, and the entire equity interest in, Argon. The Offer, as the first step in the acquisition of Argon, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

If you sell your Shares in the Offer, you will cease to have any equity interest in Argon or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in Argon. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Argon.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the approval of the other stockholders of the subsidiary. Accordingly, if, as a result of the Offer, the Top-Up Option or otherwise, the Purchaser directly or indirectly owns at least 90% of the Shares, Parent and the Purchaser plan to effect the Merger without prior notice to, or any action by, any other stockholder of Argon if permitted to do so under the DGCL (the “Short-Form Merger”). Even if Parent and the Purchaser do not own at least 90% of the outstanding Shares following consummation of the Offer, Parent and the Purchaser could seek to purchase additional Shares in the open market, from Argon or otherwise in order to reach the 90% threshold and effect a Short-Form Merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the Top-Up Option, may be greater or less than that paid in the Offer.

Plans for Argon.  It is expected that, initially following the Merger, the business and operations of Argon will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Notwithstanding the foregoing, Parent will continue to evaluate the business and operations of Argon during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of Argon’s business, operations, capitalization and management with a view to optimizing development of Argon’s potential.

It is possible that certain members of Argon’s current management team will enter into new employment arrangements with Argon. Such arrangements may include the right to purchase or participate in the equity of affiliates of Parent. These matters are subject to negotiation and discussion and no terms or conditions have been finalized. Any new arrangements with the existing management team (other than the Retention Agreements) are currently expected to be entered into after the Purchaser accepts for payment Shares tendered in the Offer and will not become effective until the time the Merger is completed. There can be no assurance that any parties will reach an agreement on any terms, or at all.

At the Effective Time, the certificate of incorporation of the Purchaser and the bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and the bylaws of the Surviving Corporation, in each case with references to the Purchaser therein automatically amended to become references to the Surviving Corporation, until thereafter amended as provided by law and such certificate of incorporation and bylaws. The directors and officers of the Purchaser will become the directors and officers of Argon until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. In addition, Parent will be entitled upon its acceptance of tendered Shares in the Offer to exercise its rights under the Merger Agreement to obtain pro rata representation (rounded up to the nearest number of directors) on, and control of, Argon’s board of directors. See Section 11 — “The Merger Agreement; Other Agreements — The Merger Agreement — Argon’s Board of Directors.”

Except as set forth in this Offer to Purchase, including as contemplated in Section 12 — “Purpose of the Offer; Plans for Argon — Plans for Argon,” Parent and the Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Argon or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any material change in Argon’s capitalization or dividend policy, (iii) any other material change in Argon’s corporate structure or business or (iv) composition of Argon’s management or board of directors.

13.	Certain Effects of the Offer.

Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC (the “Nasdaq Stock Market”), the Nasdaq Stock Market would consider disqualifying the Shares for listing on Nasdaq (though not necessarily for listing on The Nasdaq Capital Market) if, among other possible grounds, the number of publicly held Shares falls below 750,000, the total number of beneficial holders of round lots of Shares falls below 400, the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million, there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, Argon has stockholders’ equity of less than $10 million, or the bid price for the Shares over a 30 consecutive business day period is less than $1. Furthermore, the Nasdaq Stock Market would consider delisting the Shares from Nasdaq altogether if, among other possible grounds, (i) the number of publicly held Shares falls below 500,000, (ii) the total number of beneficial holders of round lots of Shares falls below 300, (iii) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (iv) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (v) the bid price for the Shares over a 30 consecutive business day period is less than $1 or (vi) (A) Argon has stockholders’ equity of less than $2.5 million, (B) the market value of Argon’s listed securities is less than $35 million over a 10 consecutive business day period and (C) Argon’s net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Argon, or by any beneficial owner of more than 10% of the Shares, will not be considered as being publicly held for this purpose. According to Argon, as of the close of business on July 6, 2010, there were 22,076,636 Shares outstanding (including 75,321 unvested restricted shares). If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for Nasdaq or are delisted from Nasdaq altogether, the market for Shares will be adversely affected.

Margin Regulations.  The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Argon to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Argon to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Argon, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Argon and persons holding “restricted securities” of Argon to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend and will cause Argon to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.	Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent or as otherwise contemplated by the Merger Agreement, Argon shall not, and shall not permit any of its subsidiaries to, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, property, stock or other securities) in respect of, any of its capital stock or other equity or voting interests, except for dividends by a direct or indirect wholly owned subsidiary of Argon to its parent.

15.	Certain Conditions of the Offer.

For the purposes of this Section 15, capitalized terms used but not defined herein will have the meanings set forth in the Merger Agreement. Notwithstanding any other provisions of the Offer, the Purchaser (x) shall not be required to, and Parent shall not be required to cause the Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares and (y) subject to the terms of Section 1.2 and Article VIII of the Merger Agreement, may delay the acceptance for payment of or the payment for any Shares or terminate or amend the Offer, if:

(a) the Minimum Tender Condition has not been satisfied;

(b) the Competition Law Condition has not been satisfied;

(c) the Governmental Entity Condition has not been satisfied;

(d) any of the following events shall exist on the Expiration Date or immediately prior to the Purchaser accepting Shares in the Offer:

(i) there shall have occurred following the execution of the Merger Agreement any Event which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect;

(ii) any of the representations and warranties of Argon set forth in the first sentence of Section 4.1(a) or in Section 4.1(c), 4.1(d)(i), the last sentence of 4.1(e)(i), 4.1(r) or 4.1(s) of the Merger Agreement that are qualified as to materiality or Material Adverse Effect shall not be true and correct in all respects, and any such representations or warranties that are not so qualified shall not be true and correct in any material respect, in each case as of the date of the Merger Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time);

(iii) any representations and warranties of Argon set forth in the Merger Agreement (other than those listed in the preceding clause (ii)) shall not be true and correct as of the date of the Merger Agreement and as of such time, except to the extent such representations and warranties relate to an earlier time (in which case on and as of such earlier time), except in the case of this clause (iii) to the extent that the facts or matters as to which such representations and warranties are not so true and correct (without giving effect to any qualifications and limitations as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(iv) Argon shall have failed to perform in any material respect any obligation, agreement or covenant required to be performed by it under the Merger Agreement and such failure to perform shall not have been cured to the good faith satisfaction of Parent;

(v) Parent and the Purchaser shall have failed to receive a certificate of Argon, executed by the chief executive officer and the chief financial officer of Argon, dated as of the Offer Closing Date, to the effect that the conditions set forth in clauses (ii)-(iv) above have not occurred; or

(vi) Argon’s board of directors shall have withdrawn or modified (including by amendment of the Schedule 14D-9) in a manner adverse to the Purchaser the Company Recommendation or Parent shall have received an Adverse Recommendation Change Notice; or

(e) Argon and Parent shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate and/or modify the Offer pursuant to the terms of the Merger Agreement. The foregoing conditions are for the sole benefit of Parent and the Purchaser, may be asserted by Parent or the Purchaser regardless of the circumstances (including any action or inaction by Parent or the Purchaser, provided that nothing shall relieve any party from any obligation or liability such party has under the Merger Agreement) giving rise to any such conditions and may be waived prior to the expiration of the Offer by Parent or the Purchaser in whole or in part at any time and from time to time in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.

General.  Except as described in this Section 16, based on our examination of publicly available information filed by Argon with the SEC and other information concerning Argon, we are not aware of any governmental license or regulatory permit that appears to be material to Argon’s business that might be adversely affected by our acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Argon’s business, any of which under certain conditions specified in the Merger Agreement could cause us to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15 — “Certain Conditions of the Offer.”

Certain Litigation.  We have been informed by Argon that, on July 2, 2010, Deidre Noelle Sullivan, alleging herself to be a stockholder of the Company, filed a purported stockholder class action complaint in the United States District Court for the Eastern District of Virginia, captioned Sullivan v. Argon ST, Inc., et al. (the “Sullivan Complaint”), in connection with the Offer and the Merger. The complaint names as defendants Argon and the members of Argon’s board of directors. The suit alleges that members of its board of directors breached their fiduciary duties to Argon’s shareholders in connection with the sale of Argon and that Argon aided and abetted the breach of fiduciary duty. The suit seeks equitable relief including an injunction against the Offer and the Merger and also seeks the costs of the action, including attorneys’ fees, experts’ fees and other costs. The foregoing summary of the Sullivan Complaint does not purport to be complete and is qualified in its entirety by reference to the Sullivan Complaint, which is filed as Exhibit (a)(1)(K) to the Schedule TO. Argon has asserted that it believes the allegations are without merit and that it intends to defend vigorously the action.

Antitrust Compliance.  Under the HSR Act and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act, our purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period following the filing by Parent, as the ultimate parent entity of the Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. Parent intends to file Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on July 8, 2010. Accordingly, the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on July 23, 2010, unless earlier terminated by the FTC and the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer and the Merger would be extended until 10 calendar days following the date of substantial compliance by Parent with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with Parent’s consent. In practice, complying with a Second Request can take a significant period of time. Although Argon is required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither Argon’s failure to make those filings nor a request for additional documents and information issued to Argon by the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of Shares in the Offer and the Merger. The Merger will not require an additional filing under the HSR Act if the Purchaser owns more than 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division will scrutinize the legality under the antitrust laws of the Purchaser’s proposed acquisition of Argon. At any time before or after the Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares have already been acquired, requiring disposition of such Shares or the divestiture of substantial assets of the Purchaser, Argon or any of their respective subsidiaries or affiliates or requiring other conduct relief. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the Purchaser’s obligation to accept for payment Shares tendered in the Offer. While Parent believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the Purchaser may not be obligated to consummate the Offer or the Merger. See Section 15 — “Certain Conditions of the Offer.”

State Takeover Laws.  A number of states (including Delaware, where Argon is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Argon is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203 of the DGCL) with a

Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

Argon has represented in the Merger Agreement that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement, the Tender Agreements and the transactions contemplated by the Merger Agreement, such that Section 203 of the DGCL does not apply to the Merger Agreement, the Tender Agreements or the transactions contemplated by the Merger Agreement, including the Offer and the Merger. The Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement, the Tender Agreements or the transactions contemplated by the Merger Agreement, and nothing in this Offer to Purchase or any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger, the Merger Agreement or the Tender Agreements, as applicable, the Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15 — “Certain Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer and who do not vote for adoption of the Merger Agreement will have certain rights under the DGCL to demand appraisal of, and to receive payment in cash of the fair value of, their Shares, in lieu of the right to receive the Offer Price. Such rights to demand appraisal, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares, as of the Effective Time (excluding any element of value arising from the accomplishment or expectation of the Merger), required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. Unless the court in which the demand for appraisal is heard in its discretion determines otherwise for good cause shown, such interest shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as in effect from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. For the avoidance of doubt, Parent, the Purchaser and the Company have acknowledged and agreed that, in any appraisal proceeding described herein, the fair value of the Shares subject to the appraisal proceeding shall be determined in accordance with Section 262(h) of the DGCL without regard to the Top-Up Option, any of the Top-Up Shares or the Note. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Offer Price.

If any holder of Shares who demands appraisal under the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under the DGCL, each Share held by such stockholder will be converted into the right to receive the Offer Price, without interest thereon and less any applicable withholding taxes. A stockholder may withdraw his, her or its demand for appraisal by delivering to Argon a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger within 60 days after the Effective Time (or thereafter with the consent of the Surviving Corporation).

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

You cannot exercise appraisal rights at this time.  The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of the DGCL, before you have to take any action relating thereto.

If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but rather will receive the Offer Price therefor.

18.	Fees and Expenses.

Parent and the Purchaser have retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser, the Depositary or the Information Agent for the purpose of the Offer.

The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO (of which this Offer to Purchase is a part) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Argon is required under the rules of the SEC to file its Solicitation/Recommendation Statement with the SEC on Schedule 14D-9 no later than ten business days from the date of this Offer to Purchase, setting forth the recommendation of the Argon Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may, when filed, be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 — “Certain Information Concerning Argon” above.

Vortex Merger Sub, Inc.
July 8, 2010

SCHEDULE I

INFORMATION RELATING TO THE PURCHASER AND PARENT

1.	Directors and Executive Officers of Parent

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of Parent. The current business address of each of these individuals is 100 North Riverside Plaza, Chicago, Illinois 60606, and the current business phone number of each of these individuals is (312) 544-2000. Each such individual is a citizen of the United States of America.

Present Principal Occupation or Employment; Material Positions
Name	Held During the Past Five Years

W. James McNerney, Jr.	Mr. McNerney has served as Chairman, President and Chief Executive Officer since July 2005 and is a member of the Special Programs Committee. Previously, he served as Chairman and Chief Executive Officer of 3M Company (diversified technology) from January 2001 to June 2005. Beginning in 1982, he served in management positions at General Electric Company, his most recent being President and Chief Executive Officer of GE Aircraft Engines from 1997 until 2000. In addition to The Boeing Company, Mr. McNerney serves on the boards of The Procter & Gamble Company and International Business Machines Corporation. He is also a member of various business and educational organizations.

John H. Biggs	Mr. Biggs has been a director since 1997 and is Chair of the Audit Committee and a member of the Finance Committee. He served as Chairman and Chief Executive Officer of TIAA-CREF (national teachers’ pension fund) from January 1993 until November 2002. Mr. Biggs is a director of the National Bureau of Economic Research and the Pension Rights Center in Washington, D.C. and a trustee of Washington University in St. Louis and The Danforth Foundation. He is also a member of the Board of Emeriti and the Chairman of the Washington University Investment Management Company.

John E. Bryson	Mr. Bryson has been a director since 1995 and is a member of the Compensation Committee and the Governance, Organization and Nominating Committee. He serves as Senior Advisor, Kohlberg Kravis Roberts & Co. (KKR), and served as Chairman, President and CEO of Edison International (electric power generator and distributor), the parent company of Southern California Edison, from 1990 until 2008. Mr. Bryson is also on the boards of The Walt Disney Company and CODA Automotive. He is a trustee of the California Institute of Technology, a director of the W.M. Keck Foundation and The California Endowment, and chairman of the Pacific Council on International Policy.

David L. Calhoun	Mr. Calhoun has been a director since 2009 and is a member of the Audit Committee and the Finance Committee. He has served since 2006 as Chairman of the Executive Board and Chief Executive Officer of The Nielsen Company (marketing and media information). Previously, Mr. Calhoun served as Vice Chairman of General Electric Company and President & Chief Executive Officer, GE Infrastructure. Before that, Mr. Calhoun served as President and Chief Executive Officer of GE Transportation; President and Chief Executive Officer of GE Aircraft Engines; President and Chief Executive Officer of Employers Reinsurance Corporation; President and Chief Executive Officer of GE Lighting; and President and Chief Executive Officer of GE Transportation Systems. Mr. Calhoun also serves on the board of directors of Medtronic, Inc. and the National Underground Freedom Center. He is Co-Chairman of the Campaign for Virginia Tech.

Present Principal Occupation or Employment; Material Positions
Name	Held During the Past Five Years

Arthur D. Collins, Jr.	Mr. Collins has been a director since 2007 and is Chair of the Finance Committee and a member of the Audit Committee. He serves as Senior Advisor, Oak Hill Capital Partners and served as Chairman of the Board of Medtronic, Inc. (medical device and technology) from April 2002 to August 2008. At Medtronic, Mr. Collins was also Chairman and Chief Executive Officer from May 2002 to August 2007, President and Chief Executive Officer from April 2001 to May 2002, President and Chief Operating Officer from August 1996 to April 2001, Chief Operating Officer from January 1994 to August 1996, and Executive Vice President of Medtronic and President of Medtronic International from June 1992 to January 1994. He was Corporate Vice President of Abbott Laboratories (health care products) from October 1989 to May 1992 and Divisional Vice President of Abbott from May 1984 to October 1989. Mr. Collins is also on the board of US Bancorp and Cargill, Inc. and a member of the Board of Overseers of The Wharton School at the University of Pennsylvania.

Linda Z. Cook	Ms. Cook has been a director since 2003 and is a member of the Compensation Committee and the Governance, Organization and Nominating Committee. She served as Executive Director of Royal Dutch Shell plc (oil, gas and petroleum) from August 2004 until December 2009 with executive responsibilities for global natural gas, trading and technology. She also served as a member of the Shell board of directors. Previously, she served as President and Chief Executive Officer and a member of the board of directors of Shell Canada Limited from August 2003 until August 2004. She served as Chief Executive Officer for Shell Gas & Power from January 2000 through July 2003. Ms. Cook is a director of Cargill, Inc. and a member of the Society of Petroleum Engineers, the China Development Forum, the Board of Trustees for the University of Kansas Endowment Association and the Advisory Board for the University of Texas Energy Institute.

William M. Daley	Mr. Daley has been a director since 2006 and is a member of the Finance Committee and the Special Programs Committee. He has served as Vice Chairman and Head of the Office of Corporate Responsibility for JPMorgan Chase & Co. (banking and financial services) and on its Operating Committee since June 2007. He has also served as Chairman of the Midwest Region for JPMorgan Chase & Co. and on its Executive Committee and International Committee since May 2004. He served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley served as President, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. He was Vice Chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as Chairman of Vice President Albert Gore, Jr.’s 2000 presidential election campaign. Mr. Daley is also on the board of Abbott Laboratories and served on the board of Boston Properties, Inc. from 2003 until 2007

Kenneth M. Duberstein	Mr. Duberstein has been a director since 1997 and is the Lead Director, Chair of the Governance, Organization and Nominating Committee and a member of the Compensation Committee. He has served as Chairman and Chief Executive Officer of The Duberstein Group (consulting) since 1989. He was White House Chief of Staff in 1988 and 1989. Mr. Duberstein is also on the boards of ConocoPhillips, Mack-Cali Realty Corporation and The Travelers Companies, Inc. and served on the boards of Fannie Mae from 1998 until 2007 and Collegiate Funding Services, Inc. from 2004 until 2007.

Present Principal Occupation or Employment; Material Positions
Name	Held During the Past Five Years

Edmund P. Giambastiani, Jr.	Admiral Giambastiani has been a director since 2009 and is a member of the Audit Committee, Finance Committee and Special Programs Committee. He has served as Seventh Vice Chairman of the U.S. Joint Chiefs of Staff (2005-2007) and former NATO Supreme Allied Commander Transformation (2003-2005) and Commander, U.S. Joint Forces Command (2002-2005). Admiral Giambastiani is a career nuclear submarine officer with extensive operational experience, including command at the submarine, squadron and fleet level. His staff experience includes service as the co-Chairman of the Defense Acquisition Board and the Chairman of the Joint Requirements Oversight Council. He currently serves on the boards of Monster Worldwide and QinetiQ Group PLC and previously served on the board of SRA International. He also served as the non-executive Chairman of Alenia North America, Inc. from January 2008 until September 2009.

Edward M. Liddy	Mr. Liddy has been a director since 2010 and is a member of the Audit Committee and Finance Committee. Mr. Liddy has served as a partner at Clayton, Dubilier & Rice, LLC, a private equity investment firm, from April until September 2008 and rejoined the firm in January 2010. At the request of the Secretary of the U.S. Department of the Treasury, Mr. Liddy served as Interim Chairman and Chief Executive Officer of American International Group, Inc. (AIG) (global insurance and financial services holding company) from September 2008 until August 2009. Mr. Liddy served as Chairman of the Board of The Allstate Corporation (insurance) from January 1999 until April 2008. Mr. Liddy is also on the boards of 3M Company and Abbott Laboratories, and served on the boards of The Boeing Company from 2007 until 2008, The Goldman Sachs Group, Inc. from 2003 until 2008 and The Kroger Co. from 1996 until 2006.

John F. McDonnell	Mr. McDonnell has been a director since 1997 and is Chair of the Compensation Committee and a member of the Governance, Organization and Nominating Committee. He served as Chairman of McDonnell Douglas Corporation (aerospace) from 1988 until its merger with Boeing in 1997, and as its Chief Executive Officer from 1988 to 1994. He is Vice Chairman of the board of Washington University and of the Donald Danforth Plant Science Center.

Susan C. Schwab	Ambassador Schwab has been a director since 2010 and is a member of the Audit Committee and the Finance Committee. She is a Professor at the University of Maryland School of Public Policy. Ambassador Schwab served as U.S. Trade Representative from June 2006 to January 2009 and as Deputy U.S. Trade Representative from October 2005 to June 2006. Prior to her service as Deputy U.S. Trade Representative, Ambassador Schwab served as President and Chief Executive Officer of the University System of Maryland Foundation from June 2004 to October 2005, as a consultant for the U.S. Department of Treasury from July 2003 to December 2003 and as Dean of the University of Maryland School of Public Policy from July 1995 to July 2003. Ambassador Schwab also serves on the boards of Caterpillar Inc. and FedEx Corporation and served on the boards of Calpine Corporation from 1997 to 2005, Adams Express Company from 2000 to 2005 and Petroleum Resources Corp. from 2000 to 2005.

Present Principal Occupation or Employment; Material Positions
Name	Held During the Past Five Years

Mike S. Zafirovski	Mr. Zafirovski has been a director since 2004 and is a member of the Compensation Committee and the Governance, Organization and Nominating Committee. He served as Director, President and Chief Executive Officer of Nortel Networks Corporation (telecommunications) from November 2005 through August 2009. Previously, Mr. Zafirovski was Director, President and Chief Operating Officer of Motorola, Inc. (global communications) from July 2002 to January 2005, and remained a consultant to and a director of Motorola until May 2005. He served as Executive Vice President and President of the Personal Communications Sector (mobile devices) of Motorola from June 2000 to July 2002. Prior to joining Motorola, Mr. Zafirovski spent nearly 25 years with General Electric Company, where he served in management positions, including 13 years as President and CEO of five businesses in the industrial and financial services arenas, his most recent being President and CEO of GE Lighting from July 1999 to May 2000.

James F. Albaugh	Mr. Albaugh has served as Executive Vice President since July 2002 and President and Chief Executive Officer of Boeing Commercial Airplanes since September 2009. Prior thereto, he served as President and CEO of Boeing Defense, Space & Security from July 2002 to August 2009 and prior thereto, as Senior Vice President of Boeing and President of Space and Communications Group since September 1998 (named CEO of Space and Communications Group in March 2001). Before then, he served as President, Boeing Space Transportation since April 1998 and President of Rocketdyne Propulsion and Power since March 1997. Mr. Albaugh serves on the board of TRW Automotive Holdings, Inc.

James A. Bell	Mr. Bell has served as Executive Vice President and Chief Financial Officer since January 2004 and Corporate President since June 2008. Prior thereto, he served as Senior Vice President of Finance and Corporate Controller from October 2000 to January 2004. Prior thereto, he served as Vice President of Contracts and Pricing for Boeing Space Communications from January 1997 to October 2000. Mr. Bell serves on the boards of The Dow Chemical Company and Boeing Capital Corporation.

Wanda K. Denson-Low	Ms. Denson-Low has served as Senior Vice President, Office of Internal Governance since May 2007. Prior thereto, she served as Vice President and Assistant General Counsel of Boeing Defense, Space & Security from August 2003 to May 2007. Prior thereto, she served as Vice President of Human Resources for Boeing Defense, Space & Security from March 2002 to August 2003. Ms. Denson-Low joined Boeing when the Company acquired Hughes Space and Communications in 2000, when she held the position of Vice President, General Counsel.

Thomas J. Downey	Mr. Downey has served as Senior Vice President, Communications since January 2007. Prior thereto, he served as Vice President, Corporate Communications from April to December 2006 and Vice President, Boeing Commercial Airplanes Communications from May 2002 to April 2006. Prior positions include Corporate Vice President, Internal and Executive Communications and General Manager of Communications and Community Relations for Military Aircraft and Missile Systems unit. Mr. Downey joined the Company in 1986.

Present Principal Occupation or Employment; Material Positions
Name	Held During the Past Five Years

Shephard W. Hill	Mr. Hill has served as President, Boeing International since November 2007 and Senior Vice President, Business Development and Strategy since October 2009. Prior thereto, he served as Senior Vice President, Business Development and Strategy from March 2006 to November 2007. Prior thereto, he served as Vice President, Business Development at Boeing Defense, Space & Security from September 2002 to March 2006. Mr. Hill joined Boeing when the Company acquired Rockwell’s Aerospace and Defense business in 1996, when he held the position of Vice President, Aerospace Government Affairs and Marketing.

Timothy J. Keating	Mr. Keating has served as Senior Vice President, Government Operations since June 2008. Prior thereto, he served as Senior Vice President, Global Government Relations, Honeywell International Inc. from October 2002 to May 2008. Prior thereto, Mr. Keating was Chairman of the Board and Managing Partner of Timmons and Company (a Washington, D.C. lobbying firm) from 1998 until 2002.

J. Michael Luttig	Mr. Luttig has served as Executive Vice President and General Counsel since April 2009. Prior thereto, he served as Senior Vice President and General Counsel from May 2006 to April 2009. Prior thereto, Mr. Luttig served on the United States Court of Appeals for the Fourth Circuit from October 1991 to May 2006. Prior thereto, he served as Assistant Attorney General of the United States, Counselor to the Attorney General at the Department of Justice and Principal Deputy Assistant Attorney General at the Department of Justice. Mr. Luttig was associated with Davis Polk & Wardwell LLP from September 1985 to March 1989. Mr. Luttig serves on the board of Boeing Capital Corporation and as Director, Franklin Templeton Mutual Funds.

Dennis A Muilenburg	Mr. Muilenburg has served as Executive Vice President, President and Chief Executive Officer of Boeing Defense, Space & Security since September 2009. Prior thereto, he served as President of Global Services & Support from February 2008 to August 2009. Prior thereto, he served as Vice President and General Manager of Combat Systems from May 2006 to February 2008. Prior thereto, he served as Vice President and Program Manager for Future Combat Systems from 2003 to May 2006. Mr. Muilenburg joined the Company in 1985.

Richard D. Stephens	Mr. Stephens has served as Senior Vice President, Human Resources and Administration since September 2005. Prior thereto, he served as Senior Vice President of Internal Services from December 2004 to September 2005. Prior positions include President of Shared Services Group and Vice President and General Manager, Homeland Security and Services. Mr. Stephens joined the Company in 1980.

John J. Tracy	Dr. Tracy has served as Chief Technology Officer and Senior Vice President of Engineering, Operations and Technology since October 2006. Prior thereto, he served as Vice President of Engineering and Mission Assurance for Boeing Defense, Space & Security, February 2004 to September 2006. Prior positions include Vice President of Structural Technologies, Prototyping, and Quality for Phantom Works and General Manager of Engineering for Military Aircraft and Missiles. Dr. Tracy joined the Company in 1981.

2.	Directors and Executive Officers of the Purchaser

The following table sets forth the name, present principal occupation or employment, and material occupations, positions, offices or employment for at least the past five years of each director and executive officer of the Purchaser. The current business address of each of these individuals is 100 North Riverside Plaza, Chicago, Illinois 60606, and the current business phone number of each of these individuals is (312) 544-2000. Each such individual is a citizen of the United States of America.

Present Principal Occupation or Employment; Material
Name	Positions Held During the Past Five Years

John M. Meersman	Mr. Meersman has served as the President and sole director of the Purchaser since its formation in 2010. He has served as Senior Director of Corporate and Strategic Development for Boeing Defense, Space & Security since January 2007. Prior to his current position, Mr. Meersman served as Senior Director of Corporate Development from March 2005 until January 2007.

Dana E. Krueger	Ms. Krueger has served as the Secretary of the Purchaser since its formation in 2010. She has served as Counsel of Parent since December 2009. Prior to joining Parent, Ms. Krueger was a member of the corporate department of Wilmer Cutler Pickering Hale and Dorr LLP from October 2004 until December 2009.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at the applicable address set forth below:

The Depositary for the Offer is:

By Mail:	By Facsimile Transmission:		By Hand or Courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	(718	) 234 - 5001	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

Call (collect) at (718) 921-8317 or (toll free) at (877) 248-6417

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related documents may also be obtained from the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Stockholders may call toll free (888) 750-5834
Banks and Brokers may call collect (212) 750-5833